MEMORANDUM OF CHANGES
        VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 100

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen American Capital Equity Opportunity Trust, Series 100 on May 19, 1998. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

         Cover Page.    The date of the Prospectus has been completed.

         Pages 3-5.     "The Summary of Essential Financial Information" section
                        and "Fee Table" have been completed.

         Pages 9-18.    Revisions have been made and the portfolios have been
                        completed.

         Pages 46-52.   The Report of Independent Certified Public Accountants
                        and Statements of Condition have been completed.


 The "Portfolios" and the "Notes to Portfolios" sections have been completed.

                                                              FILE NO. 333-51227
                                                                    CIK #1025246


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 1
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


A.       Exact Name of Trust:   VAN KAMPEN AMERICAN CAPITAL EQUITY
                                OPPORTUNITY TRUST, SERIES 100

B.       Name of Depositor:     VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.

C. Complete address of Depositor's principal executive offices:

                                One Parkview Plaza
                                Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

   CHAPMAN AND CUTLER           VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.
   Attention:  Mark J. Kneedy   Attention:  Don G. Powell, Chairman
   111 West Monroe Street       One Parkview Plaza
   Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181


E.       Title of securities being registered:  Units of proportionate interest

F. Approximate date of proposed sale to the public:


             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

/ X /      Check box if it is proposed that this filing will become effective at
----       2:00 p.m. on May 19, 1998 pursuant to Rule 487.


              VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST
                                   SERIES 100

                              CROSS REFERENCE SHEET

                     PURSUANT TO RULE 404(C) OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933
                   (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION
                         1 AS TO PROSPECTUS ON FORM S-6)

FORM N-8B-2                                                                      FORM S-6
ITEM NUMBER                                                                HEADING IN PROSPECTUS

                     I. ORGANIZATION AND GENERAL INFORMATION

 1.     (a)  Name of trust                                      )      Prospectus Front Cover Page

        (b)  Title of securities issued                         )      Prospectus Front Cover Page

 2.     Name and address of Depositor                           )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Administration

 3.     Name and address of Trustee                             )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Administration

 4.     Name and address of principal                           )      *
          underwriter

 5.     Organization of trust                                   )      The Trusts

 6.     Execution and termination of                            )      The Trusts
          Trust Indenture and Agreement                         )      Trust Administration

 7.     Changes of Name                                         )      *

 8.     Fiscal year                                             )      *

 9.     Material Litigation                                     )      *




                    II. GENERAL DESCRIPTION OF THE TRUST AND
                             SECURITIES OF THE TRUST
10.     General information regarding                           )      The Trusts
          trust's securities and                                )      Federal Taxation
          rights of security holders                            )      Public Offering
                                                                )      Rights of Unitholders
                                                                )      Trust Administration

11.     Type of securities comprising                           )      Prospectus Front Cover Page
          units                                                 )      The Trusts
                                                                )      Trust Portfolios

12.     Certain information regarding                           )      *
          periodic payment certificates                         )

13.     (a)  Loan, fees, charges and expenses                   )      Prospectus Front Cover Page
                                                                )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Portfolios
                                                                )
                                                                )      Trust Operating Expenses
                                                                )      Public Offering
                                                                )      Rights of Unitholders

        (b)  Certain information regarding                      )
               periodic payment plan                            )      *
               certificates                                     )

        (c)  Certain percentages                                )      Prospectus Front Cover Page
                                                                )      Summary of Essential Financial
                                                                )       Information
                                                                )
                                                                )      Public Offering
                                                                )      Rights of Unitholders

        (d)  Certain other fees, expenses or                    )      Trust Operating Expenses
               charges payable by holders                       )      Rights of Unitholders

        (e)  Certain profits to be received                     )      Public Offering
               by depositor, principal                          )      *
               underwriter, trustee or any                      )      Trust Portfolios
               affiliated persons                               )

        (f)  Ratio of annual charges                            )      *
               to income                                        )

14.     Issuance of trust's securities                          )      Rights of Unitholders

15.     Receipt and handling of payments                        )      *
          from purchasers                                       )

16.     Acquisition and disposition of                          )      The Trusts
          underlying securities                                 )      Rights of Unitholders
                                                                )      Trust Administration

17.     Withdrawal or redemption                                )      Rights of Unitholders
                                                                )      Trust Administration
18.     (a)  Receipt and disposition                            )      Prospectus Front Cover Page
               of income                                        )      Rights of Unitholders

        (b)  Reinvestment of distributions                      )      *

        (c)  Reserves or special Trusts                         )      Trust Operating Expenses
                                                                )      Rights of Unitholders
        (d)  Schedule of distributions                          )      *

19.     Records, accounts and reports                           )      Rights of Unitholders
                                                                )      Trust Administration

20.     Certain miscellaneous provisions                        )      Trust Administration
          of Trust Agreement                                    )

21.     Loans to security holders                               )      *

22.     Limitations on liability                                )      Trust Portfolios
                                                                )      Trust Administration
23.     Bonding arrangements                                    )      *

24.     Other material provisions of                            )      *
        Trust Indenture Agreement                               )

                   III. ORGANIZATION, PERSONNEL AND AFFILIATED
                              PERSONS OF DEPOSITOR
25.     Organization of Depositor                               )      Trust Administration

26.     Fees received by Depositor                              )      *

27.     Business of Depositor                                   )      Trust Administration

28.     Certain information as to                               )      *
          officials and affiliated                              )
          persons of Depositor                                  )

29.     Companies owning securities                             )      *
          of Depositor                                          )
30.     Controlling persons of Depositor                        )      *

31.     Compensation of Officers of                             )      *
          Depositor                                             )

32.     Compensation of Directors                               )      *

33.     Compensation to Employees                               )      *

34.     Compensation to other persons                           )      *

                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES
35.     Distribution of trust's securities                      )      Public Offering
          by states                                             )

36.     Suspension of sales of trust's                          )      *
          securities                                            )
37.     Revocation of authority to                              )      *
          distribute                                            )

38.     (a)  Method of distribution                             )
                                                                )
        (b)  Underwriting agreements                            )      Public Offering
                                                                )
        (c)  Selling agreements                                 )

39.     (a)  Organization of principal                          )      *
               underwriter                                      )

        (b)  N.A.S.D. membership by                             )      *
               principal underwriter                            )

40.     Certain fees received by                                )      *
          principal underwriter                                 )

41.     (a)  Business of principal                              )      Trust Administration
               underwriter                                      )

        (b)  Branch offices or principal                        )      *
               underwriter                                      )

        (c)  Salesmen or principal                              )      *
               underwriter                                      )

42.     Ownership of securities of                              )      *
          the trust                                             )

43.     Certain brokerage commissions                           )      *
          received by principal underwriter                     )

44.     (a)  Method of valuation                                )      Prospectus Front Cover Page
                                                                )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Operating Expenses
                                                                )      Public Offering
        (b)  Schedule as to offering                            )      *
               price                                            )

        (c)  Variation in offering price                        )      *
               to certain persons                               )

46.     (a)  Redemption valuation                               )      Rights of Unitholders
                                                                )      Trust Administration
        (b)  Schedule as to redemption                          )      *
               price                                            )

47.     Purchase and sale of interests                          )      Public Offering
          in underlying securities                              )      Trust Administration

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
48.     Organization and regulation of                          )      Trust Administration
          Trustee                                               )

49.     Fees and expenses of Trustee                            )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Operating Expenses

50.     Trustee's lien                                          )      Trust Operating Expenses

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
51.     Insurance of holders of trust's                         )      Cover Page
          securities                                            )      Trust Operating Expenses

52.     (a)  Provisions of trust agreement                      )
               with respect to replacement                      )      Trust Administration
               or elimination portfolio                         )
               securities                                       )

        (b)  Transactions involving                             )
               elimination of underlying                        )      *
               securities                                       )

        (c)  Policy regarding substitution                      )
               or elimination of underlying                     )      Trust Administration
               securities                                       )

        (d)  Trustamental policy not                            )      *
               otherwise covered                                )

53.     Tax Status of trust                                     )      Federal Taxation

                   VII. FINANCIAL AND STATISTICAL INFORMATION
54.     Trust's securities during                               )      *
          last ten years                                        )

55.                                                             )
56.     Certain information regarding                           )      *
57.       periodic payment certificates                         )
58.                                                             )

59.     Financial statements (Instructions                      )      Report of Independent Certified
          1(c) to Form S-6)                                     )        Public Accountants
                                                                )      Statements of Condition

----------------------------------------------
* Inapplicable, omitted, answer negative or not required



May 19, 1998
                           VAN KAMPEN AMERICAN CAPITAL


Internet Trust, Series 10                     Telecommunications Trust, Series 2
Health Care & Pharmaceuticals Trust, Series 2            Utility Trust, Series 2

--------------------------------------------------------------------------------

   The Fund. Van Kampen American Capital Equity Opportunity Trust, Series 100 (the "Fund") is comprised of the underlying separate unit investment trusts described above (the "Trusts"). The Trusts offer investors the opportunity to purchase Units representing proportionate interests in separate fixed portfolios of actively traded equity securities issued by companies diversified within a specific industry sector, which may include securities of foreign issuers in American Depositary Receipt ("ADRs") form ("Equity Securities" or "Securities"). See "Trust Portfolios". Unless terminated earlier, the Trusts will terminate on the Mandatory Termination Date and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon liquidation, Unitholders may choose to reinvest their proceeds into a new trust, if available, at a reduced sales charge, to receive a cash distribution or to receive a pro rata distribution of the Securities (if they own the requisite number of Units).
   Attention Foreign Investors. If you are not a United States citizen or resident, distributions will generally be subject to U.S. federal withholding taxes; however, under certain circumstances treaties between the United States and other countries may reduce or eliminate such withholding tax. See "Federal Taxation." Such investors should consult their tax advisers regarding the imposition of U.S.
withholding on distributions.
   Objective of the Trusts. The objective of the Trusts is to provide the potential for capital appreciation by investing in a portfolio of equity securities diversified within a particular industry sector. See "Objectives and Securities Selection". There is, of course, no guarantee that the objective of a Trust will be achieved.
   Public Offering Price. The Public Offering Price of the Units during the initial offering period and for secondary market transactions after the initial offering period includes the aggregate underlying value of the Securities, an initial sales charge, and cash, if any, in the Income and Capital Accounts. The initial sales charge is computed as described under "Public Offering--General". Unitholders will also be subject to a deferred sales charge as described under "Public Offering--General". During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 10,000 Units of a Trust. If Units were available for purchase at the close of business on the day before the Initial Date of Deposit, the Public Offering Price per Unit would have been that amount set forth under "Summary of Essential Financial Information". Except as provided in "Public Offering--Unit Distribution", the minimum purchase is 100 Units (25 Units for qualified retirement plans) but may vary by selling firm. See "Public Offering".
   Additional Deposits. The Sponsor may, from time to time after the Initial Date of Deposit, deposit additional Securities in the Trusts as provided under "The Trusts".
   Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by a Trust will be paid in cash on the Distribution Dates to Unitholders of record on the record date as set forth in the "Summary of Essential Financial Information". The estimated initial distribution for each Trust is set forth under "Summary of Essential Financial Information" and will be made on December 25, 1998. Gross dividends received by a Trust will be distributed to Unitholders. Expenses of a Trust will be paid with proceeds from the sale of Securities. For the consequences of such sales, see "Federal Taxation". Additionally, upon surrender of Units for redemption or termination of a Trust, the Trustee will distribute to each Unitholder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital". Units are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by, any depository institution or any government agency and are subject to investment risk, including possible loss of the principal amount invested.

--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
   Secondary Market For Units. Although not obligated to do so, the Sponsor currently intends to maintain a market for Units and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities (generally determined by the closing sale or bid prices of the Securities) plus or minus cash, if any, in the Capital and Income Accounts. If a secondary market is not maintained, a Unitholder may redeem Units at prices based upon the aggregate underlying value of the Equity Securities plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts. See "Rights of Unitholders--Redemption of Units". Units sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption. A Unitholder tendering 1,000 or more Units for redemption may request a distribution of shares of Securities (reduced by customary transfer and registration charges) in lieu of payment in cash. See "Rights of Unitholders--Redemption of Units".
   Termination. The Trusts will terminate approximately two years following the Initial Date of Deposit. At least 30 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and will include with such notice a form to enable Unitholders to elect a distribution of shares of the Securities (reduced by customary transfer and registration charges) if such Unitholder owns at least 1,000 Units, rather than to receive payment in cash for such Unitholder's pro rata share of the amounts realized upon the disposition of such Securities. Unitholders will receive cash in lieu of any fractional shares. To be effective, the election form, and any other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. Unitholders may elect to become Rollover Unitholders as described in "Special Redemption and Rollover in New Trust" below. Rollover Unitholders will not receive the final liquidation distribution but will receive units of a new trust, if one is being offered. Unitholders not electing the Rollover Option or a distribution of shares of Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after a Trust is terminated. See "Trust Administration--Amendment or Termination".
   Reinvestment Option. Unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of any other Van Kampen American Capital trust in the initial offering period accepting rollover investments subject to a reduced sales charge to the extent stated in the related prospectus (which may be deferred in certain cases).
   In the event that a distribution is made to Unitholders prior to a Trust's termination, Unitholders will have such distributions reinvested into additional Units of the Trust subject only to the remaining deferred sales charge payments as set forth herein, if Units are available at the time of reinvestment, or distributed in cash. See "Rights of Unitholders--Reinvestment Option".
   Special Redemption and Rollover in New Trust. The Sponsor currently anticipates that new series of the Fund will be created throughout the year. Unitholders will have the option, subject to any necessary regulatory approval, of specifying by either Rollover Notification Date stated in "Summary of Essential Financial Information" to have all of their Units redeemed and the distributed Securities sold by the Trustee, in its capacity as Distribution Agent, on the related Special Redemption Date. (Unitholders so electing are referred to herein as "Rollover Unitholders".) The Distribution Agent will appoint the Sponsor as its agent to determine the manner, timing and execution of sales of underlying Securities. The proceeds of the redemption will then be invested in units of a new trust (the "New Trust"), if one is offered, at a reduced sales charge. The Sponsor may, however, stop offering units of the New Trust at any time in its sole discretion without regard to whether all the proceeds to be invested have been invested. Cash which has not been invested on behalf of the Rollover Unitholders in the New Trust will be distributed shortly after the related Special Redemption Date. However, the Sponsor anticipates that sufficient Units will be available, although moneys in the current Trusts may not be fully invested on the next business day. The New Trust will contain a portfolio of common stocks of diversified within a specific industry sector. Rollover Unitholders will receive the amount of dividends in the Income Account which will be included in the reinvestment in units of the New Trust.
   Risk Factors. An investment in Units should be made with an understanding of the risks associated therewith, including the possible deterioration of the financial condition of the issuers, the general condition of the stock market and stock price volatility. An investment should also be made with an understanding of the special risks related to companies concentrated within a single industry sector. For certain risk considerations related to the Trusts, see "Risk Factors".

        VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 100
                   Summary of Essential Financial Information
     At the close of business on the day before the Initial Date of Deposit:
                                  May 18, 1998

  Sponsor:      Van Kampen American Capital Distributors, Inc.
Supervisor:     Van Kampen American Capital Investment Advisory Corp.
                (An affiliate of the Sponsor)
Evaluator:      American Portfolio Evaluation Services
                (A division of an affiliate of the Sponsor)
  Trustee:      The Bank of New York

                                                                                        Health Care &
                                                                         Telecom-        Pharmaceu-
                                                        Internet        munications        ticals          Utility
                                                          Trust            Trust            Trust           Trust
                                                     ---------------  ---------------  --------------- ---------------
Number of Units (1)                                           14,895           14,949          15,006          15,008
Fractional Undivided Interest in the Trust per Unit (1)                      1/14,895        1/14,949        1/15,006
1/15,008
Public Offering Price:
     Aggregate Value of Securities in Portfolio (2)  $       147,455  $       147,991 $       148,554  $      148,578
     Aggregate Value of Securities per Unit          $          9.90  $          9.90 $          9.90  $         9.90
     Sales Charge (3)                                $          .325  $          .325 $          .325  $         .325
     Less Deferred Sales Charge per Unit             $          .225  $          .225 $          .225  $         .225
     Public Offering Price per Unit (3)(4)           $         10.00  $         10.00 $         10.00  $        10.00
Redemption Price per Unit (5)                        $          9.63  $          9.67 $          9.67  $         9.67
Initial Secondary Market Repurchase Price per
  Unit (5)                                           $          9.67  $          9.67 $          9.67  $         9.67
Excess of Public Offering Price per Unit over Redemption
     Price per Unit (5)                              $           .37  $           .33 $           .33  $          .33
Estimated Initial Distribution                       $           N/A  $           .11 $           .04  $          .15
Estimated Annual Dividends per Unit (6)              $           N/A  $        .21791 $        .08381  $       .32730
Estimated Annual Organizational Expenses per
  Unit (7)                                           $        .00578  $        .01456 $        .00830  $       .02764
Trustee's Annual Fee and Miscellaneous Expense
  per Unit                                           $        .00962  $        .01211 $        .01037  $       .01560
Supervisor's Annual Supervisory Fee                  Maximum of $.0025 per Unit
Evaluator's Annual Evaluation Fee                    Maximum of $.0025 per Unit
Rollover Notification Date                           April 19, 2000
Special Redemption Date                              May 19, 2000
Mandatory Termination Date                           May 19, 2000
Minimum Termination Value                            The Trust may be terminated if the net asset value of the Trust is less than $500,000 unless the net asset value of the Trust's deposits have exceeded $15,000,000, then the Trust Agreement may be terminated if the net asset value of the Trust is less than
                                                     $3,000,000.
Income and Capital Account Record Dates (8)          June 10 and December 10
Income and Capital Account Distribution Dates (8)    June 25 and December 25
Evaluation Time                                      Close of New York Stock Exchange

---------------------
(1)As of the close of business on any day on which the Sponsor is the sole
   Unitholder of a Trust, the number of Units may be adjusted so that the Public
   Offering Price per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease from the amount indicated above.
(2)Each Security listed on a national securities exchange is valued at the closing sale price or if the Security is not so listed, at the asked price thereof.
(3)The Sales Charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is applicable to all Units and represents an amount equal to the difference between the total sales charge (3.25% of the
   Public Offering Price) and the amount of the deferred sales charge ($0.225 per Unit). Unitholders will also be subject to a deferred sales charge equal to $0.225 per Unit. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the
   Securities. Units purchased subsequent to the initial deferred sales charge payment will be subject only to that portion of the deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. See the "Fee Table" below and "Public Offering--General".
(4)On the Initial Date of Deposit there will be no cash in the Income or Capital
   Accounts. Anyone ordering Units after such date will have included in the
   Public Offering Price a pro rata share of any cash in such Accounts.
(5)The Redemption Price per Unit and the Initial Secondary Market Repurchase
   Price per Unit are reduced by the unpaid portion of the deferred sales charge.
(6)Estimated annual dividends are based on annualizing the most recently declared dividends. Estimated Annual Dividends per Unit are based on the number of Units, the fractional undivided interest in the Securities per Unit and the aggregate value of the Securities per Unit as of the Initial Date of
   Deposit. Investors should note that the actual annual dividends received per
   Unit will vary from the estimated amount due to changes in the factors described in the preceding sentence and actual dividends declared and paid by the issuers of the Securities.
(7)Each Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over two years and paid from funds in the Capital Account, if sufficient, or from the sale of Securities. See "Trust Operating Expenses" and "Statements of
   Condition".
(8)No distribution will be made unless the amount available for distribution in the Income and Capital Accounts equals at least $0.01 per Unit.

                                    FEE TABLE

--------------------------------------------------------------------------------
     This Fee Table is intended to assist investors in understanding the costs and expenses that an investor will bear directly or indirectly. See "Public Offering--General" and "Trust Operating Expenses". Although each Trust has a fixed two year term, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees. The example below assumes that the principal amount of and distributions on an investment are rolled over into a new Series of the Trust at termination subject only to the anticipated reduced sales charge applicable to Rollover Unitholders. See "Right of Unitholders--Special Redemption and Rollover in New Trust." Investors should note that while this example is based on the public offering price and the estimated fees for the current Trusts, the actual public offering price and fees for any new trusts created in the future periods indicated could vary from those of the current Trusts.
--------------------------------------------------------------------------------

                                                                    Telecom-        Health Care &
                                                    Internet       munications       Pharmaceu-         Utility
                                                      Trust           Trust         ticals Trust         Trust
                                                  ------------- ---------------    ---------------  ---------------
Unitholder Transaction Expenses
     (as a percentage of offering price)
     Initial Sales Charge Imposed on Purchase(1)      1.00%            1.00%            1.00%              1.00%
     Deferred Sales Charges(2)                        2.25%            2.25%            2.25%              2.25%
                                                     -------          -------          -------            -------
     Total Sales Charge                              3.25%             3.25%            3.25%              3.25%
                                                     =======          =======          =======            =======
     Maximum Sales Charge Imposed on
       Reinvested Dividends(3)                        2.25%            2.25%            2.25%              2.25%
                                                     =======          =======          =======            =======
Estimated Annual Trust Operating Expenses
     (as a percentage of aggregate value)
     Trustee's Fee                                   0.081%           0.081%           0.081%             0.081%
     Portfolio Supervision and Evaluation Fees       0.051%           0.051%           0.051%             0.051%
     Organizational Costs                            0.058%           0.147%           0.084%             0.279%
     Other Operating Expenses                        0.021%           0.057%           0.032%             0.107%
                                                     -------          -------          -------            -------
         Total                                       0.211%           0.336%           0.248%             0.518%
                                                     =======          =======          =======            =======
                                     Example
An investor would pay the following expenses on a $1,000 investment, assuming a
5% annual return and redemption at the end of each time period
                                                                  Cumulative Expenses Paid for Period of:
                                                           -----------------------------------------------------
                                                         1 Year           3 Years          5 Years        10 Years
                                                     ---------------  ---------------  --------------- ---------------
     Internet Trust                                  $     35         $     63               N/A             N/A
     Telecommunications Trust                        $     36         $     66               N/A             N/A
     Health Care & Pharmaceuticals Trust             $     35         $     64               N/A             N/A
     Utility Trust                                   $     38         $     72               N/A             N/A

     The example assumes reinvestment of all dividends and distributions at the end of each year and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered representations of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.
--------------------
(1)The Initial Sales Charge is actually the difference between the Total Sales Charge (3.25% of the Public Offering Price) and the Deferred Sales Charges ($0.225 per Unit) and would exceed 1.00% if the Public Offering Price exceeds $10 per Unit.
(2)The actual deferred sales charge is $0.225 per Unit, irrespective of purchase or redemption price, deducted over eight months. If aUnitholder sells or redeems Units before all of the deferred sales charge payments have been deducted, the balance of the remaining payments will be deducted from the sales or redemption proceeds. If Unit price exceeds $10 per Unit, the deferred portion of the sales charge will be less than 2.25%; if Unit price is less than $10 per Unit, the deferred portion of the sales charge will exceed 2.25%. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected.
(3)Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unitholders-- Reinvestment Option".

THE TRUSTS
--------------------------------------------------------------------------------

   Van Kampen American Capital Equity Opportunity Trust, Series 100 is comprised of four underlying separate unit investment trusts designated as Internet Trust, Series 10, Telecommunications Trust, Series 2, Health Care & Pharmaceuticals Trust, Series 2 and Utility Trust, Series 2. The Fund was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen American Capital Distributors, Inc., as Sponsor, Van Kampen American Capital Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator.

   The Trusts offer investors the opportunity to purchase Units representing proportionate interests in separate portfolios of actively traded equity securities issued by companies within a specific industry sector. Diversification of assets in a Trust will not eliminate the risk of loss always inherent in the ownership of securities.
   On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolio" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units indicated in "Summary of Essential Financial Information". Unless terminated earlier, each Trust will terminate on the Mandatory Termination Date set forth under "Summary of Essential Financial Information" and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon the Rollover Notification Date, Unitholders may choose to reinvest their proceeds into a subsequent trust, if available, at a reduced sales charge, to receive a pro rata distribution of the Securities then included in a Trust (if they own the requisite minimum number of Units) or to receive a cash distribution.
   Additional Units of a Trust may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Trust as a result of the deposit of additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities or cash with instructions to purchase Securities into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Equity Security in the Trust's portfolio that existed immediately prior to any such subsequent deposit. Any deposit of additional Equity Securities will duplicate, as nearly as is practicable, this actual proportionate relationship and not the original proportionate relationship on the Initial Date of Deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities. Existing and new investors may experience a dilution of their investments and a reduction in their anticipated income as a result of an additional deposit because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trusts will pay the associated brokerage fees.
   Each Unit initially offered represents an undivided interest in the related Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   Internet Trust. This Trust seeks capital appreciation by investing in a portfolio of common stocks of companies primarily involved in either the enabling technology or communications services areas of the Internet. In selecting these Securities, the Sponsor considered companies engaged in one or more of the following areas: manufacturers or providers of enabling technology, access equipment, communications equipment, service providers, access and value-added services, and commerce and value-added services, software and network services. As with any investment, there is no guarantee that the Trust will achieve its objective.
   According to recent estimates, only about 8% of U.S. households are on-line. Estimates show that there are approximately a total of 35 million adults world-wide now using the Internet. It is estimated that approximately 22% (40 million) of all households will be on the Internet by the year 2000. The number of Fortune 500 companies with an Internet presence in 1996 was 175 and is currently estimated to be 400. Morgan Stanley's estimates for the industry project growth in all areas (in millions):

Users of                     1995       1996        1997       1998        1999        2000
--------------             --------    --------   --------    --------   --------    --------
PCs                            144         157        184         203         217        225
E-Mail                          35          60         80         130         180        200
Net/Web                          9          23         46          81         122        152
Online/hybrid                    8          13         18          23          27         30

   Through March 1997, there were approximately 1.2 million Web sites with significant growth anticipated in the near future. Approximately 74% of these sites were created in the preceding twelve months. The global market for Internet products and services is estimated to grow to $23 billion. The table below (Hambrecht & Quist, December 1995) shows a forecast by market segment (in millions):

  Forecast by Market Segment                                              1995              2000
  -------------------------------------------------                   ----------       ----------
  Network Services (ISPs)                                             $    300         $   5,000
  Hardware (routers, modems, computer hardware)                            500             2,500
  Software (server, applications)                                          300             4,000
  Enabling Services (electronic commerce, directory services,
    web tracking)                                                           20             1,000
  Expertise (system integrators, business consultants)                      50               700
  Content and Activity (online entertainment, information, shopping)       500            10,000
                                                                      ----------       ----------
  Total Market                                                        $  1,670         $  23,200
                                                                      ==========       ==========

   However, many authorities also expect significant consolidation among Internet-related companies as this market develops. Because of this and because Internet-related companies are often subject to erratic market movements, as indicated under "Risk Factors," an investment in the Trust should be considered to be appropriate for more aggressive investors. For example, investors who would be comfortable owning the individual securities in the Trust's portfolio might find the Trust to be an appropriate investment. While these risks cannot be eliminated, the Trust portfolio is diversified with companies involved in the creation of a variety of products, equipment and/or services related to the Internet to help manage certain of these investment risks.
   Investors should note that the figures described above are not indications of past or future performance of any investment, including the Securities and the Trust. There can be no assurance that the estimates described above will be achieved or, if achieved, that they will be sustained. In particular, many of the figures above include longer-term estimates that, if achieved, may not be achieved during the life of the Trust or any subsequent series of the Trust. In addition, growth in the use of or market for computer or Internet-related products and services, or growth in the number of Web sites, is not indicative of possible growth in the value of any investment, including the Securities and the Trust.
   Telecommunications Trust. This Trust seeks capital appreciation by investing in a portfolio of common stocks of companies diversified within the telecommunications industry. Technology advancements have made it possible for people to communicate in ways that were never possible before. The Trust is designed to benefit from companies leading in these advancements. Cellular phones, the Internet, e-mail and personal pagers have rapidly changed the way people communicate in recent years with the potential for growth in the future. New digital capabilities (versus analog signals) improve the quality of wireless phone service significantly and makes it possible to use a single wireless telephone to transmit voice, data and fax communications. The wireless communications industry in the U.S. is growing with more than 44 million subscribers and industry revenues of more than $23 billion in 1996. Wireless communications account for approximately 5% of all telephone use which leaves potential for substantial growth. As with any investment, there is no guarantee that the Trust will achieve its objective.
   Health Care & Pharmaceuticals Trust. This Trust seeks capital appreciation by investing in a portfolio of common stocks of companies diversified within the health care and pharmaceuticals industry. The health care management environment and pharmaceuticals industry are changing in dynamic ways and industry and demographic trends suggest that such activity will continue to grow. The Trust is designed to benefit from companies that are poised for growth in this industry. Approximately 70% of the pharmaceutical industry's prescription drug production is to hospitals, health maintenance organizations (HMOs) and retail pharmacies which are becoming more important in the current health care environment. Health care issuers may benefit from an expanding elderly population with the global over-65 population expected to rise from 380 million in 1997 to more than 690 million by 2025 according to the World Health Organization. Pharmaceuticals may be a cost-effective alternative to expensive hospitalization for chronic conditions that often afflict the elderly. Furthermore, the Food and Drug Administration has established procedures to speed review times of new drugs which may benefit pharmaceuticals companies. Drug approval times have declined from an average of 34 months in 1986 to 17.8 months in 1996. As with any investment, there is no guarantee that the Trust will achieve its objective.
   Utility Trust. This Trust seeks capital appreciation by investing in a portfolio of common stocks of companies diversified within the utility industry. The utilities industry is experiencing industry-wide deregulation that many expect will increase competition and lower prices. The Trust is designed to benefit from companies that are poised for growth as a result of industry deregulation. Utility stocks have had relatively steady returns which have outperformed many other investments such as government bonds, Treasury bills and the Standard &Poor's 500 Index over the long term. Economies of scale in the utility industry may mean that electricity can be bundled with other utilities such as gas, telephone and cable and utilities may be shifting away from being electricity-focused toward becoming comprehensive utility providers. In addition, some analysts see a potential for consolidation within the industry. Companies that have streamlined their internal processes to leverage their strengths may be positioned to benefit from a restructured industry. Cable companies are rapidly introducing more efficient technology to the marketplace and may be potential acquisition targets. Finally, utility stocks have the potential to perform well and have been regarded as defensive investments in varying economic climates because utilities are essential to the national economy and our everyday lives. Regardless of the economic climate, consumers still need to heat their homes and use telephones and electric appliances. As with any investment, there is no guarantee that the Trust will achieve its objective.
   General. Investors will be subject to taxation on the dividend income, if any, received by a Trust and on gains from the sale or liquidation of Securities. Investors should be aware that there is not any guarantee that the objective of a Trust will be achieved because it is subject to the continuing ability of the respective issuers to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Securities, will pay dividends on outstanding common shares. Any distribution of income will generally depend upon the declaration of dividends by the issuers of the Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions. See "Risk Factors".
   Investors should be aware that the Trusts are not "managed" funds and as a result the adverse financial condition of a company will not result in its elimination from a portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration"). In addition, Securities will not be sold by the Trusts to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note in particular that the Securities were selected for inclusion in each Trust as of the Initial Date of Deposit. Subsequent to the Initial Date of Deposit, the Securities may no longer meet the criteria necessary for inclusion on the Initial Date of Deposit. Should a Security fail to meet such criteria following the Initial Date of Deposit, such Security will not as a result thereof be removed from a portfolio. In addition, since the Sponsor may deposit additional Equity Securities which were originally selected through this process, the Sponsor may continue to sell Units even though the Equity Securities would no longer be chosen for deposit into the Trusts if the selection process were to be made again at a later time. Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will in most cases be distributed to Unitholders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the portfolios are not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. See "Trust Administration--Portfolio Administration."

TRUST PORTFOLIOS
--------------------------------------------------------------------------------

   Each Trust consists of a diversified portfolio of common stocks issued by companies within its related industry sector, which may include common stocks of foreign issuers in ADR form. All of the Securities are listed on a national securities exchange, the NASDAQ National Market System or are traded in the over-the-counter market. A general description of the issuers in each Trust is listed below.

Internet Trust
   Amazon.com, Inc. Amazon.com, Inc. retails books online. The company offers customers a selection of 2.5 million book titles. Amazon.com also sells a small number of CDs, videotapes and audiotapes online.
   America Online, Inc. America Online, Inc. offers subscribers a wide variety of interactive services including electronic mail, "Instant Message" features, entertainment, reference, financial information, computing support, interactive magazines and newspapers. The company also provides easy access to all the services of the Internet.
   At Home Corporation. At Home Corporation provides Internet services over the cable television infra-structure to consumers and businesses. The Company's service allows residential subscribers to connect their personal computers via cable modems to a new high-speed network. This service allows subscribers to receive "@Home Experience," which includes Internet service over hybrid fiber-coaxial cables at peak speed.
   AXENT Technologies, Inc. AXENT Technologies, Inc. develops and provides information security solutions designed to manage security policies and protect the integrity of enterprise computer networks. The Company's products provide security assessment and policy management, intrusion detection, data confidentiality, system and network access control, user administration, activity monitoring, and other solutions.
   CBT Group Plc. CBT Group Plc provides interactive software designed to meet businesses' information technology education and training needs. The company develops, publishes and markets approximately 494 software titles focused on client/server technologies and delivered on network and stand alone personal computers.
   Ciena Corporation. Ciena Corporation designs, manufactures and sells dense wavelength division multiplexing systems for long distance fiberoptic telecommunications networks. The company's product, the "Multiwave 1600", alleviates capacity constraints in high traffic fiberoptic routes without requiring installation of new fiber.
   Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company offers a variety of products including routers, LAN switches, frame relay/ATM, and remote access concentrators. Cisco's clients include utilities, corporations, universities, governments, and small to medium businesses worldwide.
   CMG Information Services, Inc. CMG Information Services, Inc. invests in and integrates Internet, interactive media and database technologies. The Company's fully-owned subsidiaries include NaviSite Internet Services, Planet Direct, ADSmart, Engage Technologies, InfoMa-tion, CMG Direct and SalesLink.
   Citrix Systems, Inc. Citrix Systems, Inc. supplies thin client/server application server products and technologies that enable enterprise-wide deployment of applications designed for "Windows" operating systems. The Company's products include its "WinFrame" and "WinView" product lines.
   Dell Computer Corporation. Dell Computer Corporation designs, develops, manufactures, markets, services and supports a variety of computer systems, including desktops, notebooks and network servers. The company also customizes products and services to end-user requirements. Dell offers a variety of peripherals and software.
   Excite, Inc. Excite, Inc. develops and provides navigational services and products for consumers, content providers and advertisers on the Internet and the World Wide Web. The company's products include "NetSearch", "NetDirectory", "City.Net", "Personal Excite" and Editions". Excite also offers a product known as "Excite for Web Servers" which improves web site visibility and usefulness.
   IDT Corporation. IDT Corporation provides Internet access services to individuals and businesses, provides international call reorganization services and markets international and domestic long-distance telecommunications services.
   International Network Services. International Network Services provides services for enterprise networks. The company provides services for the full life cycle of a network, including planning, design, implementation, operations and optimization. Clients include AT&T, Cable and Wireless, Lam Research, NCR and Sprint.
   Lucent Technologies, Inc. Lucent Technologies Inc. designs, develops, and manufactures communications systems, software, and products. The company sells public communications systems and supplies systems and software worldwide. Lucent's research and development arm is Bell Laboratories.
   Lycos, Inc. Lycos, Inc. develops and provides online guides to the Internet's World Wide Web that serve as a new medium for information access. The company's products and services enable users of the Internet to quickly, easily and accurately identify, select and access the resource and information of interest to them.
   Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses and supports computer software products. The company offers "Microsoft MS-DOS", "Microsoft Windows", and "Microsoft Windows 95" operating systems. Microsoft also offers "Microsoft Access", "Microsoft FoxPro", "Microsoft SQL Server" and "Microsoft Excel" networking, database and spreadsheet programs, books and other computer products.
   Mindspring Enterprises, Inc. Mindspring Enterprises, Inc. provides Internet access primarily to individual subscribers in the southeastern United States. The Company's software package includes a set of Internet applications, such as electronic mail, file transfer, network news, chat sessions, and a browser for the World Wide Web.
   MMC Networks, Inc. MMC Networks, Inc. develops and supplies network processors. The Company's customers employ its products to develop and market multi-gigabit, wire-speed switches and routers with advanced features such as layer 3 switching, internet-working LANs and WANs, security, class of service, quality of service and network management.
   Network Associates, Inc. Network Associates, Inc. supplies enterprise network security and management solutions. The company's products are marketed under the brand names "Total Virus Defense", "Total Network Security", "Total Network Visibility" and "Total ServiceDesk".
   Network Solutions, Inc. Network Solutions, Inc. provides Internet domain name registration service worldwide. The company acts as the registrar for second level domain names within the .com, .org, .net and .edu top-level domains. Network also provides Intranet consulting and network design and implementation services to companies.
   Pegasus Systems, Inc. Pegasus Systems, Inc. provides transaction processing services to the hotel industry worldwide. The Company's "THISCO" and "TravelWeb" hotel room reservation services improve the efficiency and effectiveness of the reservation process by enabling travel agents and individual travelers to electronically access hotel room inventory information and conduct reservation transactions.
   Qwest Communications International, Inc. Qwest Communications International Inc. provides communications services to interexchange carriers, other communications entities and to businesses and consumers. The company also constructs and installs fiber optic communications systems for interexchange carriers and other communications entities, as well as for its own use. Qwest currently provides its services in 48 states.
   Sanmina Corporation. Sanmina Corporation is an electronics contract manufacturing services company that provides a full spectrum of integrated, value-added electronic manufacturing services. The corporation provides these services to a diversified base of original equipment manufacturers in the telecommunications, networking, industrial and medical instrumentation and other sectors of the electronics industry.
   SportsLine USA, Inc. SportsLine USA, Inc. is an Internet-based sports media company that provides branded, interactive information and programming as well as merchandise to sports enthusiasts worldwide. The company's flagship Web site delivers realtime, in-depth sports content and programming. SportsLine's other Web sites include those devoted to sports superstars.
   Tellabs, Inc. Tellabs, Inc. designs, manufactures, markets and services voice and data transport and network access systems. The company's products are used worldwide by the providers of communications services.
   THINK New Ideas, Inc. THINK New Ideas, Inc. provides a broad range of information technology and interactive business solutions to Fortune 500 clients. The Company's integrated solutions include the development of several proprietary Internet, intranet tools and applications, each providing specific solutions to business problems commonly faced by large corporations.
   Uniphase Corporation. Uniphase Corporation is an optoelectronics company that designs, develops, manufactures and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber-optic telecommunications equipment products.
   USWeb Corporation. USWeb Corporation provides Intranet, Extranet, and Web site solutions and services to medium-sized and large companies. The Company's services include strategy consulting, analysis and design, technology development, implementation and integration, audience development, and maintenance. USWeb operates a network of regional consulting offices throughout the United States.
   Vitesse Semiconductor Corporation. Vitesse Semiconductor Corporation designs, develops, manufactures and markets digital gallium arsenide integrated circuits. The company's products use its proprietary high integration gallium arsenide technology to produce integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.
   WorldCom, Inc. WorldCom, Inc. is a global business telecommunications company. The company provides facilities-based and fully integrated local, long distance, international, and Internet services. WorldCom has operations in more than 50 countries.
   Yahoo! Inc. Yahoo! Inc. is an Internet media company that offers a network of globally-branded properties, specialty programming and aggregated content distributed primarily on the Web serving business professionals and consumers. The company continues to develop a family of community services along with targeted Internet guides for geographic, shared-interest and demographic audiences. Telecommunications Trust
   AirTouch Communications, Inc. AirTouch Communications, Inc. provides wireless communication services with interests in cellular, paging and personal communications services (PCS) operations. The Company has operations in the United States, Europe, and Asia. AirTouch markets its cellular services under the "AirTouch Cellular" name.
   Ameritech Corporation. Ameritech Corporation provides a variety of communication services, including local and long distance telephone, cellular, paging, security monitoring, cable TV, electronic commerce, on-line services and more. The company serves customers in the United States and in 40 countries.
   Alltel Corporation. Alltel Corporation is a telecommunications and information services holding company. The company's subsidiaries provide local telephone service, cellular telephone service, information services and communications products.
   AT&T Corporation. AT&T Corporation provides communication services and products. The company's products consist of network equipment and computer systems, which service businesses, consumers, communication services providers and government agencies. AT&T is involved in basic research as well as products and service development and offers a general-purpose credit card and financial and leasing services.
   Bell Atlantic Corporation. Bell Atlantic Corporation provides a wide variety of phone and cable-TV services throughout the northeast and mid-Atlantic regions. The company's telecommunications services include local and wireless phone services. Bell Atlantic will offer long distance services within the 13-state region, including New York, New Jersey, Pennsylvania, Delaware, Maryland, Virginia, West Virginia, Maine, Massachusetts, New Hampshire, Vermont and the District of Columbia.
   BellSouth Corporation. BellSouth Corporation is a communications services company. The company provides telecommunications, wireless communications, directory advertising and publishing, video, Internet and information services to more than 29 million customers in 20 countries worldwide.
   British Telecommunications Plc. British Telecommunications Plc. provides telecommunications services. The Company provides local and long-distance telephone call products and services in the United Kingdom, telephone exchange lines to homes and businesses, international telephone calls to and from the United Kingdom and telecommunications equipment for customers' premises. BT has operations internationally.
   Century Telephone Enterprises, Inc. Century Telephone Enterprises, Inc. provides a full range of communications services including local exchange, wireless, long distance and Internet access to more than one million customers in 14 states.
   China Telecom (Hong Kong) Ltd. China Telecom (Hong Kong) Ltd. provides cellular telecommunications services in Guangdong and Zhejiang provinces in the People's Republic of China.
   Compania de Telecommunicaciones de Chile S.A. Compania de Telecommunicaciones de Chile S.A. is the largest telecommunications enterprise in Chile, providing local, domestic and international long distance and wireless telephone services. All the company's telephone exchanges are digital. The company is also involved in equipment marketing, provides cable television, Internet access, data transmission, and value-added services, and operates a nationwide cellular network.
   COMSAT Corporation. COMSAT Corporation provides voice, data, video, and audio communications services between the United States and other countries using a satellite system. The Company provides services for ships, aircraft, and land mobile applications throughout the world. COMSAT also operates an integrated group of telecommunications companies which provide digital communications network solutions.
   Deutsche Telekom. Deutsche Telekomis the single one-stop provider of telecommunication services in Germany. The Company provides local and long-distance telephone services as well as integrated voice and data digital services and maintains a large cable TV network.
Deutsche Telekom also provides mobile, cellular, paging and on-line services.
   France Telecom S.A. France Telecom S.A. provides telecommunications services in France. The company operates a network of approximately 33.4 million telephone lines for homes and businesses and a mobile telecommunications service with 1.9 million subscribers. France Telecom also provides almost all other aspects of voice, data and image transmission, including television broadcasting and cable services.
   GTE Corporation. GTE Corporation is a telecommunications company. The company provides local telephone and wireless services in 29 states and long-distance service in all 50 states. GTE also offers "one-stop shopping" for local, long-distance and Internet access services. The company provides government and defense communications systems and equipment, aircraft passenger telecommunication and other services.
   Hong Kong Telecommunications, Ltd. Hong Kong Telecommunications, Ltd. provides telecommunications, computer, engineering and other services. The Company also sells and rents telecommunications equipment. The principal activities of the Company were carried out in Hong Kong.
   Intermedia Communications, Inc. Intermedia Communications, Inc. provides telecommunications solutions for business and government customers. The Company provides voice and data, local and long distance, and advanced network access services in major US markets.
   KPN NV. KPN NV provides postal and telecommunications services throughout the Netherlands. Through KPN and TNT Post, the Company provides the collection, sorting and delivery of postal items, domestic/international courier services and local, long distance and international telecommunication services. KPN also provides cable television, car leasing and security services.
   Nextel Communications, Inc. Nextel Communications, Inc. provides digital and analog wireless communications services to its customers in the United States. The company markets its products under the "Nextel" brand name. Through its wireless communication services, Nextel provides specialized mobile radio wireless communications services in the Untied States and Hawaii.
   Philippine Long Distance Telephone Company. Philippine Long Distance Telephone Company provides domestic and international long distance and cellular telephone service. The Company has a network of 146 central office exchanges serving the Metro Manila area and 151 other cities and municipalities throughout the country.
   Portugal Telecom S.A. Portugal Telecom S.A. is the principal telecommunications provider in Portugal. The company offers domestic, long distance and international telephone services throughout Portugal and mobile telephone, paging and data communications services. Portugal Telecom also distributes cable television.
   PT Telekomunikasi Indonesia. PT Telekomunikasi Indonesia is a telecommunications company that provides domestic telecommunications services, including telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services.
   SBC Communications, Inc. SBC Communications, Inc. is a telecommunications company with wireless customers across the Untied States, as well as investments in telecommunications businesses in nine countries. The company offers a wide range of services, including local and long-distance telephone service, wireless communications, paging, Internet access, cable TV and messaging, and other products and services.
   Sprint Corporation. Sprint Corporation is a global communications company which integrates long distance, local and wireless communications services, and a carrier of Internet traffic. The company operates the United States' nationwide all-digital, fiberoptic network and advanced data communications services.
   Tele Danmark A/S. Tele Danmark A/S provides domestic and international telephone services, leases lines and operates public mobile telephone services in Denmark. The company also supplies and services PBXs and other telecommunications equipment, data communications services, telephone directories and cable television.
   Telecomunicacoes Brasileiras S/A-Telebras. Telecomunicacoes Brasileiras S/A-Telebras is a holding company for the telecommunications sector in Brazil. The company is comprised of 28 operating state companies including Embratel, the long-distance service provider. Telebras offers domestic and international telephone and data transmission services throughout Brazil.
   Telecom Corporation of New Zealand Ltd. Telecom Corporation of New
Zealand Ltd. provides telecommunications services throughout New Zealand and internationally, to both households and businesses. The Company offers cellular telephone, telephone directories and radio dispatch and paging services.
   Telecom Italia SpA. Telecom Italia SpA is the financial parent company for companies operating in the field of telecommunications, manufacturing, electronics and network construction. The company's subsidiaries are also active in publishing, telematics information services and auxiliary services.
   Telefonica de Argentina S.A. Telefonica de Argentina S.A. offers telephone and fixed-link public telecommunications services. The company provides local and long distance telephone service to southern Argentina, including the Province of Buenos Aires and more than half the City of Buenos Aires. The portion of the City of Buenos Aires to which Telefonica provides service includes the downtown business district.
   Telefonica de Espana. Telefonica de Espana provides telecommunications to industrial, residential and municipal customers throughout Spain. The company's products include telephones, mobile phones, telefaxes, videoconferencing and audio-visual communications, such as television stations and radios. Through its subsidiaries, the company manufactures and markets information age services and products.
   Telefonica del Peru S.A. Telefonica del Peru S.A. is a full service telecommunications provider, offering fixed local and domestic and international long distance telephone services, on an exclusive basis, throughout Peru. The Company offers cellular phone and paging services, business communications and cable TV. Telefonica del Peru is controlled by Spain's Telefonica de Espana.
   Telefonos de Mexico S.A. Telefonos de Mexico S.A. provides national and international long-distance and local telephone service to 7,320 communities throughout Mexico. The company also provides voice, data, image signal and cellular transmission services. Telemex provides its services to residential, commercial and governmental customers.
   U.S. West Communications Group. U.S. West Communications Group provides telecommunications services to customers in 14 western and midwestern states. The company is one of two major groups that make up U.S. West, a company in the connections business. Health Care and Pharmaceuticals Trust
   American Home Products Corporation. American Home Products Corporation is a research-based pharmaceutical and health care products company. The company discovers, develops, manufactures and markets prescription drugs and over-the-counter medications. American Home Products is also involved with vaccines, biotechnology, agricultural products, animal health care and medical devices.
   Abbott Laboratories. Abbott Laboratories is a global, diversified health care company that discovers, develops, manufactures and markets pharmaceutical, diagnostic, nutritional and hospital products. The company markets its products in more than 130 countries.
   Bausch & Lomb, Inc. Bausch & Lomb, Inc. develops, manufactures and markets products for the personal health, medical and optical health care fields. The company's four business segments are Eyewear, Vision Care, Pharmaceuticals and Healthcare. Marketed worldwide, Bausch and Lomb's products include contact lenses and related accessories, ophthalmic drugs, sunglasses and other optical items.
   Baxter International, Inc. Baxter International, Inc. develops, manufactures and distributes hospital supplies and medical technologies related to the blood and circulatory system. The company's technologies are used in kidney, cardiovascular, transfusion and intravenous feeding markets. Baxter sells its products directly and indirectly to health care providers in 100 countries.
   Becton, Dickinson and Company. Becton, Dickinson and Company manufactures and sells a broad line of medical supplies and devices and diagnostic systems. The Company's products are used by health care professionals, medical research institutions, and the general public. Becton's products are sold worldwide. The principal markets outside the United States are Europe, Japan, Mexico, Asia-Pacific, Canada, and Brazil.
   Boston Scientific Corporation. Boston Scientific Corporation develops, manufactures and markets medical devices. The company's products are used in interventional medical specialties and are marketed internationally.
   Bristol-Myers Squibb Company. Bristol-Myers Squibb Company researches, develops, manufactures and markets prescription and non-prescription drugs, medical devices, health and skin care products, toiletries and beauty aids. The company's line of drugs include cardiovascular drugs and antibiotics, central nervous system drugs, chemotherapeutic agents, diagnostic agents and others.
   Dura Pharmaceuticals, Inc. Dura Pharmaceuticals, Inc. develops and markets prescription pharmaceutical products. The Company's products treat asthma, hay fever, chronic obstructive pulmonary disease, the common cold, and related respiratory ailments. Dura is also developing a pulmonary drug delivery system.
   ESC Medical Systems Ltd. ESC Medical Systems Ltd. develops, manufactures and markets medical devices utilizing proprietary intense pulsed light source technology for non-invasive treatment of varicose veins and other benign vascular lesions, as well as other clinical applications.
   Integrated Health Services, Inc. Integrated Health Services, Inc. is a subacute and post-acute care provider. The Company acquires nursing homes and converts them into facilities that offer sub-acute care, rehabilitation for in- and out-patients, and pharmacy services. Integrated Health Services operates more than 2000 post-acute service locations in 47 states.
   Johnson & Johnson. Johnson & Johnson manufactures and sells a broad range of products in health care and other fields. The company's business is divided into the consumer, professional and pharmaceutical segments. Products include contraceptives, therapeutics, veterinary products, dental products, surgical instruments, dressings apparel and nonprescription drugs.
   Lincare Holdings, Inc. Lincare Holdings, Inc. provides oxygen and other respiratory therapy services to in-home patients typically suffering from emphysema, chronic bronchitis, and asthma. The company serves more than 135,000 customers in 39 states.
   Merck & Co., Inc. Merck & Co., Inc. is a worldwide research-intensive health products company. The company operates through five divisions: human health, managed pharmaceutical care, manufacturing, research, and vaccine. Merck's products include treatments for osteoporosis and high blood pressure. The company markets its products under brand names such as "Cozar", "Fosamax", "Trusopt", and "Pepcid AC".
   Pharmacia & Upjohn, Inc. Pharmacia & Upjohn, Inc. is an international pharmaceutical and biotechnological group of companies. The group manufactures and markets a wide assortment of prescription and over-the-counter products. Some of the drugs made are anticancer drugs, contraceptives and medicines for pain-relief and rheumatoid arthritis. The drugs are produced in Europe and the United States and sold worldwide.
    Quorum Health Group, Inc. Quorum Health Group, Inc. owns acute care hospitals and health systems nationwide through affiliates. The company's Quorum Health Resources, Inc. subsidiary, is a manager of not-for-profit hospitals and also provides consulting services to hospitals throughout the country.
   Tenet Healthcare Corporation. Tenet Healthcare Corporation, through its subsidiaries, owns and operates 130 acute-care hospitals and numerous related health-care services. The company serves communities in 22 states.
   United Healthcare Corporation. United Healthcare Corporation owns and manages health maintenance organizations and provides specialty managed care services to individuals through employers, employee groups, insurers and HMO operators. Services provided include claims processing and marketing, financial and accounting services, prescription drug benefit programs, mental health/substance abuse programs and other programs.
   United States Surgical Corporation. United States Surgical Corporation develops, manufactures and markets a line of patented stapling devices used in surgical procedures. The company's products, which are marketed under the "Auto Suture" name, enable surgeons to reduce blood loss and tissue trauma while joining internal tissue or sealing off organs. United States Surgical also manufactures disposable instruments used in laparoscopic surgery.
   Warner-Lambert Company. Warner-Lambert Company discovers, develops, manufactures and markets pharmaceutical, consumer health care and confectionary products. The company's products include "Listerine" mouthwash, "Trident" gum, "Schick" razors, "Tetra" fish food, "Sudafed" decongestant, "Halls" cough drops, "Dilantin" epilepsy drug, "Centrax" tranquilizer, "Neosporin" topical antibiotic and other products.
   Wellpoint Health Networks, Inc. Wellpoint Health Networks, Inc. is a managed care company that serves the health care needs of medical and specialty members located in California and other parts of the United States. The company offers a broad spectrum of network health plans provided through its health maintenance organizations, preferred provider organizations and specialty managed care networks.

Utility Trust
   American Electric Power Company, Inc. American Electric Power Company, Inc. is an electric utility holding company. The company provides approximately seven million people with electricity in Ohio, Indiana, Michigan, Kentucky, West Virginia, Virginia and Tennessee. American Electric Power, through its subsidiaries, provides consulting, engineering, and technical services throughout the world.
   BellSouth Corporation. BellSouth Corporation is a communications services company. The company provides telecommunications, wireless communications, directory advertising and publishing, video, Internet and information services to more than 29 million customers in 20 countries worldwide.
   Cablevision Systems Corporation. Cablevision Systems Corporation owns and operates cable television systems in 19 states, with major operations in Boston, Cleveland and metropolitan New York. The company, through its subsidiary Rainbow Media Holdings, Inc., manages entertainment, news and sports programming services. Cablevision owns the majority of the Madison Square Garden properties.
   Carolina Power & Light Company. Carolina Power & Light Company is a public service corporation which generates, transmits, distributes and sells electricity in portions of North and South Carolina. The company provides energy services to more than 1.1 million customers.
     Cinergy Corporation. Cinergy Corporation through its subsidiaries Cincinnati Gas & Electric Company and PSI Energy, Inc., serves 1.4 million electric customers and 450,000 gas customers in Ohio, Indiana and Kentucky. The Company also owns a 50% interest in Midlands Electricity plc, a regional electric company in the United Kingdom serving 2.2 million customers.
   CMS Energy Corporation. CMS Energy Corporation distributes electricity and natural gas throughout Michigan. The company's other activities include independent power production, interstate storage and the transmission and marketing of natural gas. In addition, CMS also provides oil and gas exploration and production and utility services.
   Consolidated Edison, Inc. Consolidated Edison, Inc. supplies electric service in New York City and most of Westchester County, New York. The company also provides natural gas in Manhattan, the Bronx, parts of the Queens, and most of Westchester County. Consolidated Edison also provides steam service in most of Manhattan.
   Cox Communications, Inc. Cox Communications, Inc. is a fully-integrated diversified broadband communications company with interests in domestic and United Kingdom cable distributions systems, programming networks and telecommunication technology. The company provides video, voice and data products including cable television, telephone service, direct-to-home satellite television and high speed Internet access.
   Duke Energy Corporation. Duke Energy Corporation, through its subsidiaries, provides electric service to more than two million customers and operates gas pipelines in the United States. The company's subsidiaries also market electricity, natural gas and natural gas liquids. Duke's companies develop, own, and operate energy facilities and provide engineering, management, operating, and environmental services worldwide.
   Edison International. Edison International is an electric utility company. The company operates through six subsidiaries which include Southern California Edison, Edison Mission Energy, Edison Capital, Edison EV, Edison Select and Edison Source. Edison International serves central, coastal and southern California.
   Enron Corporation. Enron Corporation is an integrated natural gas and electricity company. The Company transports and markets natural gas to markets throughout the United States and internationally. Enron also explores for and produces natural gas and crude oil in the United States and internationally.
   GTE Corporation. GTE Corporation is a telecommunications company. The company provides local telephone and wireless services in 29 states and long-distance service in all 50 states. GTE also offers "one-stop shopping" for local, long-distance and Internet access services. The company provides government and defense communications systems and equipment, aircraft passenger telecommunication and other services.
     Houston Industries, Inc. Houston Industries, Inc. is the parent company of Houston Lighting & Power Company and Houston Industries Energy, Inc. Houston Lighting generates, transmits, distributes and sells electric energy. Houston Industries Energy participates in domestic and international power generation projects and invests in the privatization of overseas electric utilities.
   Illinova Corporation. Illinova Corporation is the holding company for Illinois Power Company, Illinova Generating Company and Illinois Power Marketing, Inc. Illinois Power Company supplies electricity and natural gas in Illinois. Illinova Generating invests in energy-related projects throughout the world. Illinois Power Marketing markets energy and energy-related services.
   IPALCO Enterprises, Inc. IPALCO Enterprises, Inc. is a multi-state energy company providing a variety of energy products and services. The Company's principal subsidiary, Indianapolis Power & Light Co., provides retail electric service to commercial, industrial, and residential customers in Indianapolis, Indiana and its surrounding area.
   New Century Energies, Inc. New Century Energies, Inc. is a holding company which operates in Colorado, Texas, New Mexico, Wyoming, Kansas and Oklahoma. The company's subsidiaries are Public Service Company of Colorado, Southwestern Public Service Company and Cheyenne Light, Fuel and Power. New Century is also the parent company for Quixx Corporation, Natural Fuels Corporation, e prime, Utility Engineering and WestGas Interstate, Inc.
   NIPSCO Industries, Inc. NIPSCO Industries, Inc. is an energy-based holding company that has both regulated and non-regulated subsidiaries. The company's principal regulated subsidiary is Northern Indiana Public Service Company, an electric and gas utility serving the northern third of Indiana.
   Northern States Power Company. Northern States Power Company owns and operates the two Prairie Island pressurized-water reactors at Red Wing, Minnesota. The company, along with its subsidiaries, serves retail customers in Minnesota, North Dakota, South Dakota, Wisconsin and Michigan.
   Pinnacle West Capital Corporation. Pinnacle West Capital Corporation is a utility holding company. Its subsidiary, Arizona Public Service Company, provides electricity service to most of the state of Arizona. The company also owns Suncor Development Company, which holds, develops and sells real estate as well as offering venture capital.
   Southern Company. Southern Company is the parent company of five electric service companies which include Alabama Power, Georgia Power, Gulf Power, Mississippi Power and Savannah Electric. The company supplies electricity in eight countries on four continents and provides energy-related marketing, trading, technical services and wireless telecommunications. Southern's core business serves customers in four states.
   Sprint Corporation. Sprint Corporation is a global communications company which integrates long distance, local, and wireless communications services, as well as carries Internet traffic. The Company operates the United States' nationwide all-digital, fiber optic network and advanced data communications services.
   Tele-Communications, Inc. Tele-Communications, Inc., through its subsidiaries and affiliates, primarily constructs, acquires, owns and operates cable television systems. The company also provides satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems.
   Texas Utilities Company. Texas Utilities Company is a holding company for an electric energy services system and a natural gas distribution system. The system includes companies offering electric utility services, international electric distribution and natural gas transmission and storage. The Company's subsidiaries also operate lignite coal mining, telecommunications and other energy businesses.
   Unicom Corporation. Unicom Corporation is the holding company for Commonwealth Edison, a utility that produces, purchases, transmits, distributes, and sells electricity to wholesale and retail customers located across one-fifth northern Illinois. The company is also the parent to Unicom Energy Services with operating companies, including Unicom Energy Solutions and Unicom Gas Services.
   The Williams Companies, Inc. The Williams Companies, Inc. transports natural gas and provides a full range of energy and communications services. The Company provides international video satellite and fiber-optic transmission; multipoint video- and audio-conferencing; satellite business applications; interactive technical training; on-demand distance learning; and Internet, wireless, and telemarketing services.
   WorldCom, Inc. WorldCom, Inc. is a global business telecommunications company. The company provides facilities-based and fully integrated local, long distance, international, and Internet services. WorldCom has operations in more than 50 countries.
   General. Each Trust consists of (a) the Equity Securities (including contracts for the purchase thereof) listed under "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on or before the next scheduled distribution date.

RISK FACTORS
--------------------------------------------------------------------------------

    General. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by each issuer's board of directors and have a right to participate in amounts available for distribution by such issuer only after all other claims on such issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in a portfolio may be expected to fluctuate over the life of the Trusts to values higher or lower than those prevailing on the Initial Date of Deposit.
    Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.
    Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trusts may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of the Trusts, will be adversely affected if trading markets for the Equity Securities are limited or absent.
    The Trust Agreement authorizes the Sponsor to increase the size of each Trust and the number of Units thereof by the deposit of additional Securities, or cash (or a letter of credit) with instructions to purchase additional Securities, in the Trust and issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trusts will pay the associated brokerage fees.
    As described under "Trust Operating Expenses," all of the expenses of the Trusts will be paid from the sale of Securities. It is expected that such sales will be made at the end of the initial offering period and each month thereafter through termination of the Trusts. Such sales will result in capital gains and losses and may be made at times and prices which adversely affect the Trusts. For a discussion of the tax consequences of such sales, see "Federal Taxation."
    Unitholders will be unable to dispose of any of the Equity Securities, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trusts and will vote such stocks in accordance with the instructions of the Sponsor. In the absence of any such instructions by the Sponsor, the Trustee will vote such stocks so as to insure that the stocks are voted as closely as possible in the same manner and the same general proportion as are shares held by owners other than the Trusts.
    Like other investment companies, financial and business organizations and individuals around the world, the Trusts could be adversely affected if the computer systems used by the Sponsor, Evaluator, Supervisor or Trustee or other service providers to the Trusts do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Supervisor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trusts' other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trusts. The Year 2000 Problem is expected to impact corporations, which may include issuers of the Securities, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities.
    Each Trust portfolio is concentrated in a single industry and may present more risk than a portfolio broadly diversified over several industries. Each Trust, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting issuers within the related industry because any negative impact on that industry will not be diversified among issuers within other unrelated industries.
    Internet-Related Technology Companies. The Internet Trust is concentrated in issuers within the technology industry. Accordingly, an investment in Units of the Internet Trust should be made with an understanding of the characteristics of the technology industry and the risk which such an investment may entail.
    Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolenscense, cyclical market patters, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part of the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly development marketplace or that the Internet will continue to be accepted as a means of communication and commerce.
    The market for Internet-related products and services has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed products and services for communication and commerce over the Internet. The industry is young and has few proven products and services. Moreover, critical issues concerning the commercial use of the Internet (including security, cost, ease of use and access, and quality of service) remain unresolved and may impact the growth of Internet use. Additionally, many Internet-related companies have only recently commenced operations or offered substantial number of the issues included in the Internet Trust occurred only within the last two years. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. Such securities are generally regarded as speculative investments. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of the Internet Trust a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.
    There can be no assurance that commerce and communication over the Internet will become widespread or that any related products or services will become widely adopted for these purposes. If the market fails to develop, develops more slowly than expected, becomes saturated with competitors or certain products or services do not achieve market acceptance, the financial condition of the issuers of the Securities could be materially adversely affected. In addition, due to the increasing use of the Internet, it is possible that various laws and regulations may be adopted addressing issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Internet Trust.
    Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem Units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.
    Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of Internet-related companies are incorporated into other related products, such companies are often highly dependent on the performance of other computer, electronics and communications companies (many of which are included in the Internet Trust's portfolio). There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of many Internet-related companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.
    Certain issuers of the Securities derived a significant amount of business in foreign markets. Many countries, especially emerging market countries, have regulatory requirements that differ from U.S. requirements are characterized by less developed and more volatile economies. International sales and operations are subject to certain risks, including unexpected changes in regulatory environments, exchange rates, tariffs and other barriers, political and economic instability and potentially adverse tax consequences. All of these factors could have a material adverse impact on the financial condition of certain issuers.
    Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will nto independently develop technologies that are substantially equivalent or superior to such issuers' technology.

   Telecommunications Issuers. Because the Telecommunications and Utility Trusts may be concentrated in the telecommunications industry, the value of the Units of these Trusts may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a Trust portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. While a Trust portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Trust may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.

   Health Care Issuers. An investment in Units of the Health Care & Pharmaceuticals Trust should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

   Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

   Utility Issuers. An investment in Units of the Utility Trust should be made with an understanding of the characteristics of the public utility industry and the risks which such an investment may entail. General problems of the public utility industry include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental and other regulatory considerations, the difficulty of the capital markets absorbing utility debt and equity securities, the difficulty in obtaining fuel for electric generation at reasonable prices, and the effects of energy conservation. There is no assurance that public service commissions will grant rate increases in the future or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, electric utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities to make dividend payments on the Securities.
   Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.
   Certain of the issuers of the Securities may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units.
   In view of the uncertainties discussed above, there can be no assurance that any company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on a company's financial condition, the results of its operations, its ability to make interest and principal payments on its outstanding debt or to pay dividends.
   Other general problems of the gas, water, telephone and electric utility industries (including state and local joint action power agencies) include difficulty in obtaining timely and adequate rate increases, difficulty in financing large construction programs to provide new or replacement facilities during an inflationary period, rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy conservation. Each of the problems referred to could adversely affect the ability of the issuers of any Securities to make dividend payments.
   Foreign Issuers. Since certain of the Equity Securities consist of securities of foreign issuers, and investment in Units involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities. In addition, for the foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of Equity Securities included in the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance.
   The securities of the foreign issuers in the Trusts are in ADR form. ADRs evidence American Depositary Receipts which represent common stock deposited with a custodian in a depositary. American Depositary Shares, and receipts therefor (ADRs), are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the term ADR generally includes American Depositary Shares, ADRs may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the ADR holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary: unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues an ADR generally charges a fee, based on the price of the ADR, upon issuance and cancellation of the ADR. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the ADR than would be the case if the underlying share were held directly. Investors should be aware that the Trustee of the Trust may act as the depositary bank for certain ADRs which may include certain of the Securities. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the ADR market may also exist with respect to certain ADRs. In varying degrees, any or all of these factors may affect the value of the ADR compared with the value of the underlying shares in the local market. In addition, the rights of holders of ADRs may be different than those of holders of the underlying shares, and the market for ADRs may be less liquid than that for the underlying shares. ADRs are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.
   For those Equity Securities that are ADRs, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the ADRs and consequently the value of the Equity Securities. The foreign issuers of securities that are ADRs may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in ADR form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.
   On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities are subject to exchange control restriction under existing law which would materially interfere with payment to a Trust of dividends due on, or proceeds from the sale of, the Equity Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to a Trust. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in a Trust and on the ability of a Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.

FEDERAL TAXATION
--------------------------------------------------------------------------------

   General. The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Security is equity for Federal income tax purposes.
   In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:
   1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Trust asset when such income is considered to be received by the Trust.
   2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested (see "Rights of Unitholders--Reinvestment Option").

   3. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest to the date the Unitholder purchases his Units) in order to determine his tax basis for his pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisors with regard to the calculation of basis. For Federal income tax purposes, a Unitholder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.

   4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of gains and losses for Federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new trust (the "New Trust") will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized. Unitholders should consult their tax advisers regarding the recognition of gains and losses for Federal income tax purposes.
    Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. The income (or proceeds from redemption) a Unitholder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.
   Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.
   It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.
   Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their tax advisers regarding the deductibility of Trust expenses.
   Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. Note that the date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. It should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.
   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.
   If a Unitholder disposes of a Unit he or she is deemed thereby to have disposed of his entire pro rata interest in all the assets of the Trust including his pro rata portion of all Securities represented by a Unit. The Taxpayer Relief Act of 1997 (the "1997 Tax Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sale rules.
   Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units," under certain circumstances a Unitholder tendering Units for redemption may request an In Kind Distribution. A Unitholder may also under certain circumstances request an In Kind Distribution upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units". The Unitholder requesting an In Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unitholders--Redemption of Units". As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for federal income tax purposes. The receipt of an In Kind Distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.
   The potential tax consequences that may occur under an In Kind Distribution with respect to each Security owned by the Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion of the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by the Trust.
   Because the Trust will own many Securities, a Unitholder who requests an In Kind Distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an In Kind Distribution are advised to consult their tax advisers in this regard.
   As discussed in "Rights of Unitholders--Special Redemption and Rollover in New Trust," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his Units for Units of the New Trust in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.
   Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.
   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.
   General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.
   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.
   It should be noted that payments to the Trust of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their own tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States purposes with respect to such taxes. The 1997 Tax Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.
   At the termination of the Trust, the Trustee will furnish to each Unitholder a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.
   Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.
   In the opinion of special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.
   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States Federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

TRUST OPERATING EXPENSES
--------------------------------------------------------------------------------

   Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Trusts. However, Van Kampen American Capital Investment Advisory Corp., which is an affiliate of the Sponsor, will receive an annual supervisory fee which is not to exceed the amount set forth under "Summary of Essential Financial Information", for providing portfolio supervisory services for the Trusts. Such fee (which is based on the number of Units outstanding on January 1 of each year except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) may exceed the actual costs of providing such supervisory services for these Trusts, but at no time will the total amount received for portfolio supervisory services rendered to all unit investment trusts sponsored by the Sponsor for which the Supervisor provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Supervisor of supplying such services in such year. In addition, American Portfolio Evaluation Services, which is a division of Van Kampen American Capital Investment Advisory Corp., shall receive for regularly providing evaluation services to the Trust the annual per Unit evaluation fee set forth under "Summary of Essential Financial Information" (which is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) for regularly evaluating the Trust portfolios. The fees set forth herein are payable as described under "General" below. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "Public Offering--Sponsor and Other Compensation".
   Trustee's Fee. For its services the Trustee will receive the annual per Unit fee from the Trusts set forth under "Summary of Essential Financial Information" (which is based on the number of Units outstanding at the end of the month of such calculation until the end of the initial offering period at which time such calculation is based on the number of Units outstanding on such date). The fees set forth herein are payable as described under "General" below. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trusts is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "Trust Administration".
   Miscellaneous Expenses. Expenses incurred in establishing each Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust and amortized over two years. The following additional charges are or may be incurred by a Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) accrual of costs associated with liquidating securities and (h) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees set forth herein are payable as described under "General" below.
   General. During the initial offering period of each Trust, all of the fees and expenses of the Trust will accrue on a daily basis and will be charged to the Trust, in arrears, at the end of the initial offering period. After the initial offering period, all of the fees and expenses of a Trust will accrue on a daily basis and will be charged to the Trust, in arrears, on a monthly basis. The fees and expenses are payable out of the Capital Account. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the related Trust's portfolio. If the balance in the Capital Account is insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell Equity Securities to pay such amounts. It is expected that the balance in the Capital Account will be insufficient to provide for amounts payable by the Trusts and that Equity Securities will be sold from the Trusts to pay such amounts.
These sales may result in capital gains or losses to Unitholders. See "Federal Taxation".

PUBLIC OFFERING
--------------------------------------------------------------------------------

   General. Units are offered at the Public Offering Price. During the initial offering period and for secondary market transactions after the initial offering period the Public Offering Price is based on the aggregate underlying value of the Securities, the initial sales charge described below, and cash, if any, in the Income and Capital Accounts. The initial sales charge is equal to the difference between the total sales charge for a Trust (3.25% of the Public Offering Price) and the deferred sales charge ($0.225 per Unit). The monthly deferred sales charge will begin accruing on a daily basis on September 15, 1998 and will continue to accrue through May 14, 1999. The monthly deferred sales charge will be charged, in arrears, commencing October 15, 1998 and will be charged on the 15th day of each month thereafter through May 15, 1999. If any deferred sales charge payment date is not a business day, the payment will be charged on the next business day. Unitholders will be assessed only that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. The deferred sales charges will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The sales charge applicable to quantity purchases is reduced on a graduated basis to any person acquiring 10,000 or more Units as follows:

          Aggregate Number of Units Purchased*  Sales Charge Per Unit
          -----------------------------------   ---------------------
          10,000-24,999                                 3.00%
          25,000-49,999                                 2.75
          50,000-99,999                                 2.50
          100,000 or more                               2.00

-------------------
   *The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trusts' requirement that only whole Units be issued.

   Any sales charge reduction will primarily be the responsibility of the selling broker, dealer or agent. This reduced sales charge structure will apply on all purchases by the same person from any one dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchased qualified for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.
   A purchaser desiring to purchase during a 13 month period $500,000 or more of any combination of series of Van Kampen American Capital unit investment trusts may qualify for a reduced sales charge by signing a nonbinding Letter of Intent with any single broker-dealer. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of any combination of series of Van Kampen American Capital unit investment trusts by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $500,000, the selling broker-dealer, bank or other will credit the unitholder with cash as a retroactive reduction of the sales charge on such units equal to the amount which would have been paid for the total aggregated sale amount. If a purchaser does not complete the required purchases under the Letter of Intent within the 13 month period, no such retroactive sales charge reduction shall be made. To qualify under a Letter of Intent each purchase of units of Van Kampen American Capital unit investment trusts must equal or exceed $100,000.
   Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Unit Distribution") by
(1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.
   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen American Capital Distributors, Inc. and its affiliates, dealers and their affiliates, and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.
   During the initial offering period of the Trusts, unitholders of unaffiliated unit investment trusts having an investment objective similar to the investment objective of the Trusts may utilize proceeds received upon termination or upon redemption immediately preceding termination of such unaffiliated trust to purchase Units of the Trusts at the Public Offering Price per Unit less 1%.
   During the initial offering period, unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of these Trusts at the Public Offering Price per Unit less 1%.
   Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities.

   As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities an amount equal to the difference between the total sales charge of 3.25% of the Public Offering Price and the deferred sales charge ($0.225 per Unit) and dividing the sum so obtained by the number of Units outstanding. The Public Offering Price per Unit shall include the proportionate share of any cash held in the Income and Capital Accounts. Such price determination as of the close of the relevant stock market on the day before the Initial Day of Deposit was made on the basis of an evaluation of the Securities prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Thereafter, the Evaluator on each business day will appraise or cause to be appraised the value of the underlying Securities as of the Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day for a Trust, will be held until the next determination of price. Unitholders who purchase Units subsequent to the Initial Date of Deposit will pay an initial sales charge equal to the difference between the total sales charge and the deferred sales charge ($0.225 per Unit) and will be assessed a deferred sales charge of $0.225 per Unit as set forth in "Public Offering--General". Effective May 19, 1999 the sales charge will be 2.75% and will not include deferred payments. The Sponsor currently does not intend to maintain a secondary market after November 17, 1999.

   The aggregate underlying value of the Equity Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.
   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities in a Trust but rather the entire pool of Securities, taken as a whole, which are represented by the Units.
   Unit Distribution. During the initial offering period, Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.
   The Sponsor intends to qualify the Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as set forth in the following table. A portion of such concessions or agency commissions represents amounts paid by the Sponsor to such brokers, dealers and others out of its own assets as additional compensation.

                                                  Initial Offering Period Concession or
 Aggregate Number of Units Per Trust Purchased*        Agency Commission per Unit
 ----------------------------------------------   ------------------------------------
 1-9,999                                                         2.25%
 10,000-24,999                                                   2.00
 25,000-49,999                                                   1.90
 50,000-99,999                                                   1.75
 100,000 or more                                                 1.40

------------------
   *The breakpoint concessions, agency commissions or additional payments are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued. In addition to the amounts set forth above, any firm that distributes a total of 500,000-999,999 Units of a Trust during the initial offering period will be paid additional compensation by the Sponsor of $0.005 per Unit distributed; or any firm that distributes a total of 1,000,000 - 1,999,999 Units of a Trust during the initial offering period will be paid additional compensation by the Sponsor of $0.01 per Unit distributed; or any firm that distributes a total of 2,000,000 - 2,999,999 Units of a Trust during the initial offering period will be paid additional compensation by the Sponsor of $0.015 per Unit distributed; or any firm that distributes a total of 3,000,000 or more Units of a Trust during the initial offering period will be paid additional compensation by the Sponsor of $.02 per Unit distributed. Such additional compensation will be paid at the end of the initial offering period of a Trust.
   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving Rollover Unitholders, the total concession or agency commission will amount to 1.50% per Unit (or such lesser amount resulting from quantity sales discounts). For all secondary transactions, the total concession or agency commission will amount to 70% of the sales charge applicable to the transaction. Notwithstanding anything to the contrary herein, the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction, shall in no case exceed the total sales charge applicable to such transaction.
   Certain commercial banks are making Units available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.
    To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 100 Units per Trust (25 Units for qualified retirement plans) but may vary by selling firm. In connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.
   Sponsor and Other Compensation. The Sponsor will receive a gross sales commission equal to 3.25% of the Public Offering Price of the Units less any reduced sales charge for purchases as described under "General" above. Any such discount provided to investors will be borne by the selling dealer or agent.
   In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to the Trusts on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities after a date of deposit, since all proceeds received from purchasers of Units.
   Broker-dealers, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor or participate in sales programs by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor paid fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold.
   A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
   As stated under "Public Market" below, the Sponsor currently intends to maintain a secondary market for Units for the period indicated. In so maintaining a market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

   Public Market. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for the Units offered hereby through November 17, 1999 and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities (computed as indicated under "Offering Price" above and "Rights of Unitholders--Redemption of Units"). If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units will be able to dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Units sold prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale (however, Units sold on or prior to the first Special Redemption Date will not be assessed the unpaid $0.225 per Unit deferred sales charge remaining after such date).

   Tax-Sheltered Retirement Plans. Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans. The minimum purchase for retirement plans is 25 Units but may vary by selling firm.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units will be evidenced by certificates unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.
   Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
   Distributions of Income and Capital. Any dividends received by the Trust with respect to the Equity Securities therein are credited by the Trustee to the Income Account. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds from the sales of Securities to meet redemptions of Units shall be segregated within the Capital Account from proceeds from the sale of Securities made to satisfy the fees, expenses and charges of a Trust.
   The Trustee will distribute any net income received with respect to any of the Securities on or about the Income Account Distribution Date to Unitholders of record on the preceding Record Date. See "Summary of Essential Financial Information". Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will be distributed on the Capital Account Distribution Date to Unitholders of record on the preceding Capital Account Record Date. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to such Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Income or Capital Accounts unless the amount available for distribution therein shall equal at least $0.01 per Unit.
   The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account. Because dividends are not received by the Trusts at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate from distribution to distribution. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.
   At the end of the initial offering period and each month thereafter, the Trustee will deduct from the Capital Account amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Operating Expenses"). The Trustee also may withdraw from the Income and Capital Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts such amounts as may be necessary to cover redemptions of Units.
   It is anticipated that the deferred sales charge will be collected from the Capital Account. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unitholders' deferred sales charge obligations.
   Reinvestment Option. In the event that any distribution is made to Unitholders prior to termination of the Trust, Unitholders will initially have each such distribution of dividend income, capital gains and/or principal on their Units automatically reinvested in additional Units under the "Automatic Reinvestment Option" (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). Unitholders receiving Units pursuant to participation in the Automatic Reinvestment Option will be subject to the remaining deferred sales charge payments due on Units (assuming for these purposes such Units had been outstanding during the primary offering period). Unitholders may also elect to receive distributions of dividend income, capital gains and/or principal on their Units in cash. To receive cash, a Unitholder may either contact his or her broker or agent or file with the Trustee a written notice of election at least five days prior to the Record Date for which the first distribution is to apply. A Unitholder's election to receive cash will apply to all Units owned by such Unitholder and such election will remain in effect until changed by the Unitholder.
   Reinvestment plan distributions may be reinvested in Units already held in inventory by the Sponsor (see "Public Offering--Public Market") or, until such time as additional Units cease to be issued by a Trust (see "The Trusts"), distributions may be reinvested in such additional Units. If Units are unavailable in the secondary market, distributions which would otherwise have been reinvested shall be paid in cash to the Unitholder on the applicable Distribution Date.
   Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the related Income or Capital Distribution Dates. Under the reinvestment plan, a Trust will pay the Unitholder's distributions to the Trustee which in turn will purchase for such Unitholder full and fractional Units and will send such Unitholder a statement reflecting the reinvestment.
   Unitholders may also elect to have each distribution of income, capital gains and/or capital on their Units automatically reinvested in Class A shares of certain Van Kampen American Capital or Morgan Stanley mutual funds which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds".
   Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.
   After becoming a participant in a reinvestment plan, each distribution of income, capital gains and/or capital on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date. Unitholders with an existing Guaranteed Reinvestment Option (GRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new GRO account which allows purchases of Reinvestment Fund shares at net asset value as described above. Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.
   A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate the reinvestment plan at any time.
   Reports Provided. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust (i) a statement as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of the Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) a statement as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held by the Trust and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed as total dollar amounts.
   In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.
    Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as described above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unitholder will generally receive in cash (unless the redeeming Unitholder elects an In Kind Distribution as described below) an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the applicable Evaluation Time the date of tender is the next business day as defined under "Public Offering--Offering Price" and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units redeemed prior to such time as the entire deferred sales charge has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.
   The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.
   Unitholders tendering 1,000 or more Units for redemption may request from the Trustee, in lieu of a cash redemption, an in kind distribution ("In Kind Distribution") of an amount and value of Securities per Unit equal to the Redemption Price per Unit as determined as of the evaluation next following the tender. An In Kind Distribution on redemption of Units will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker-dealer at Depository Trust Company. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising the related Trust portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities according to the criteria discussed above.
   To the extent that Securities are redeemed in kind or sold, the size of a Trust will be, and the diversity of the Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an In Kind Distribution. See "Federal Taxation".
   The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities, plus or minus cash, if any, in the Income and Capital Accounts. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the initial sales charge) exceeded the values at which Units could have been redeemed by the amounts shown under "Summary of Essential Financial Information". The Redemption Price per Unit is the pro rata share of each Unit in a Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities and (iii) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) any unpaid deferred sales charge payments. The Evaluator may determine the value of the Equity Securities in the following manner: if the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.
   Special Redemption and Rollover in New Trust. It is expected that a special redemption will be made of all Units held by any Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee in writing that he desires to rollover his Units by the Rollover Notification Date specified in the "Summary of Essential Financial Information".
   All Units of Rollover Unitholders will be redeemed on the Special Redemption Date and the underlying Securities will be distributed to the Distribution Agent on behalf of the Rollover Unitholders. On the Special Redemption Date (as set forth in "Summary of Essential Financial Information"), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.
   The Distribution Agent will attempt to sell the Securities as quickly as is practicable on the Special Redemption Date. The Sponsor does not anticipate that the period will be longer than one day given that the Securities are usually liquid. However, certain of the factors discussed under "Risk Factors" could affect the ability of the Sponsor to sell the Securities and thereby affect the length of the sale period somewhat. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.
   The Rollover Unitholders' proceeds will be invested in a new trust (the "New Trust"), if then being offered, which will contain a portfolio of common stocks of companies diversified within a specific industry sector. The proceeds of redemption will be used to buy New Trust units in the portfolio as the proceeds become available.
   The Sponsor intends to create a New Trust shortly prior to the Special Redemption Date, dependent upon the availability and reasonably favorable prices of the securities included in the New Trust portfolio, and it is intended that Rollover Unitholders will be given first priority to purchase the New Trust units. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units in a trust portfolio at any time it chooses, regardless of whether all proceeds of the Special Redemption have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in New Trust units will be distributed shortly after the Special Redemption Date.
   Any Rollover Unitholder may thus be redeemed out of the Trust and become a holder of an entirely different unit investment trust in the New Trust with a different portfolio of Securities. The Rollover Unitholders' Units will be redeemed and the distributed Securities shall be sold on the Special Redemption Date. In accordance with the Rollover Unitholders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in the New Trust at the public offering price, including a reduced sales charge.
   This process of redemption and rollover into a new trust is intended to allow for the fact that the portfolios selected by the Sponsor is chosen on the basis of growth potential only for the near term, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption and rollover in new unit investment trusts will be available for each subsequent series of the Trusts.
   There can be no assurance that the redemption and rollover in a new trust will avoid any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Securities. The above procedures may be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures. Investors should note that, because aggressive growth stocks generally experience stock price volatility to a greater extent than other securities and because the Trust is not a "managed" fund, there can be no assurance that these procedures will result in advantageous sales or purchases of securities or that any future rollover will occur at an advantageous time. See "Trust Administration--Portfolio Administration" and "Risk Factors".
   It should also be noted that Rollover Unitholders may realize taxable capital gains on the Special Redemption and Rollover but, in certain circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in the subsequent trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Rollover will be any amount of cash attributable to the last distribution of dividend income; accordingly, Rollover Unitholders also will not have such cash distributed to pay any taxes. See "Federal Taxation". Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated will not realize capital gains or losses due to the Special Redemption and Rollover.
   The Sponsor may for any reason, in its sole discretion, decide not to sponsor subsequent trust, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the Special Redemption Date. The Sponsor may modify the terms of any subsequent trust. The Sponsor may also modify the terms of the Special Redemption and Rollover upon notice to the Unitholders prior to the Rollover Notification Date specified in the "Summary of Essential Financial Information".
   Pursuant to an exemptive order, each terminating Trust (and the Distribution Agent on behalf of Rollover Unitholders) can sell Securities to a New Trust if those Securities continue to meet the related investment strategy of the respective Series. The exemption will enable each Trust to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Trustee.

TRUST ADMINISTRATION
-------------------------------------------------------------------------------

   Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefore to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.
   The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.
   Portfolio Administration. The portfolios of the Trusts are not "managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Trusts, however, will not be managed. The Trust Agreement, however, provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of an Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor the retention of such Securities would be detrimental to a Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Proceeds from the sale of Securities (or any securities or other property received by a Trust in exchange for Equity Securities) are credited to the Capital Account for distribution to Unitholders or to pay certain costs or expenses of the Trust. Except as stated under "Trust Portfolios" for failed securities and as provided in this paragraph, the acquisition by the Trust of any securities other than the Securities is prohibited.
   As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Securities designated by the Supervisor, or if no such designation has been made, in its own discretion, for the purpose of redeeming Units tendered for redemption and the payment of expenses.
   To the extent practicable, the Supervisor may (but is not obligated to) designate Securities to be sold by the Trustee in order to maintain the proportionate relationship among the number of shares of individual issues of Equity Securities in a Trust. To the extent this is not practicable, the composition and diversity of the Equity Securities in a Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. In effecting purchases and sales of a Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.
   Amendment or Termination. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders representing 51% of the Units of a Trust then outstanding, provided that no such amendment or waiver will reduce the interest in such Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.
   A Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units then outstanding or by the Trustee when the value of the Equity Securities owned by the Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in "Summary of Essential Financial Information." A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Sponsor so that the net worth of the Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If a Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security in a Trust held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information".
   Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sales of the Equity Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders and will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an In Kind Distribution rather than payment in cash upon the termination of a Trust. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of each of the Securities to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units, Unitholders with 1,000 or more Units not requesting an In Kind Distribution and Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trusts any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.
   The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent trust pursuant to the Rollover Option (see "Rights of Unitholders--Special Redemption and Rollover in New Trust"). There is, however, no assurance that units of any new trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.
   Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.
   Limitations on Liabilities. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder.
   The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.
   The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

   Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. VK/AC Holding, Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").
   MSDW, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services.
   Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. As of November 30, 1996, the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Trusts or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

   As of September 30, 1997, the Sponsor and its Van Kampen American Capital affiliates managed or supervised approximately $65.3 billion of investment products, of which over $10.85 billion is invested in municipal securities. The Sponsor and its Van Kampen American Capital affiliates managed $54 billion of assets, consisting of $34.3 billion for 55 open-end mutual funds (of which 45 are distributed by Van Kampen American Capital Distributors, Inc.) $14.2 billion for 37 closed-end funds and $5.5 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.
   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
   Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolios.
   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trusts. Such records shall include the name and address of, and the number of Units held by, every Unitholder of the Trusts. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Trust.
   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.
   Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.


 OTHER MATTERS
--------------------------------------------------------------------------------

   Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel for the Trustee.
   Independent Certified Public Accountants. The statements of condition and the related securities portfolios at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
   To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 100:
   We have audited the accompanying statements of condition and the related portfolios of Van Kampen American Capital Equity Opportunity Trust, Series 100 as of May 19, 1998. The statement of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.
   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.
   We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 100 as of May 19, 1998, in conformity with generally accepted accounting principles.

                                                           GRANT THORNTON LLP
   Chicago, Illinois
   May 19, 1998


              VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST,
                                   Series 100
                             STATEMENTS OF CONDITION
                               As of May 19, 1998

                                                                         Telecom-       Health Care &
                                                        Internet        munications      Pharmaceu-        Utility
     INVESTMENT IN SECURITIES                             Trust            Trust        ticals Trust        Trust
                                                     ---------------  ---------------  --------------- ---------------
Contracts to purchase Securities (1)                  $     147,455    $     147,991    $     148,554   $    148,578
Organizational costs (2)                                     40,477           29,112           33,191         27,637
                                                     ---------------  ---------------  --------------- ---------------
     Total                                            $     187,932    $     177,103    $     181,745   $    176,215
                                                     ===============  ===============  =============== ===============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Accrued organizational costs (2)                 $      40,477    $      29,112    $      33,191   $     27,637
     Deferred sales charge liability (3)                      3,351            3,364            3,376          3,377
Interest of Unitholders--
     Cost to investors (4)                                  148,950          149,490          150,060        150,080
     Less: Gross underwriting commission (4)(5)               4,846            4,863            4,882          4,879

                                                     ---------------  ---------------  --------------- ---------------
         Net interest to Unitholders (4)                    144,104          144,627          145,178        145,201
                                                     ---------------  ---------------  --------------- ---------------
         Total                                        $     187,932    $     177,103    $     181,745   $    176,215
                                                     ===============  ===============  =============== ===============

-------------------
(1)The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price" in Prospectus
   Part II. The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.
(2)Each Trust will bear all or a portion of its organizational costs, which will be deferred and amortized over two years. Organizational costs have been estimated based on a projected Trust size of $20,000,000, $35,000,000,
   $10,000,000 and $5,000,000 for the Health Care & Pharmaceuticals, Internet,
   Telecommunications and Utility Trusts, respectively. To the extent a Trust is larger or smaller, the estimate
   will vary.
(3)Represents the amount of mandatory distributions from a Trust on the bases set forth under "Public Offering" in Prospectus Part II.
(4)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price" in
   Prospectus Part II.
(5)Assumes the maximum sales charge.


Internet Trust, Series 10
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 100)
as of the Initial Date of Deposit:  May 19, 1998
-------------------------------------------------------------------------------------------------------------------
                                                                                 Estimated
                                                                                 Annual           Cost of
Number                                                          Market Value     Dividends        Securities
of Shares     Name of Issuer (1)                                per Share (2)    per Share (2)    to Trust (2)
----------    --------------------------------------------     ---------------  --------------   ------------------
       54     Amazon.com, Inc.                                  $      88.0625    $       0.00     $       4,755.38
       58     America Online, Inc.                                     83.0000            0.00             4,814.00
      115     At Home Corporation                                      39.6250            0.00             4,556.88
      204     AXENT Technologies, Inc.                                 22.7500            0.00             4,641.00
       97     CBT Group Plc                                            48.0000            0.00             4,656.00
       89     Ciena Corporation                                        53.1250            0.00             4,728.13
       62     Cisco Systems, Inc.                                      77.8125            0.00             4,824.38
      100     CMG Information Services, Inc.                           50.3750            0.00             5,037.50
       86     Citrix Systems, Inc.                                     54.1250            0.00             4,654.75
       52     Dell Computer Corporation                                94.6250            0.00             4,920.50
       81     Excite, Inc.                                             59.6250            0.00             4,829.63
      144     IDT Corporation                                          31.6250            0.00             4,554.00
      144     International Network Services                           33.5000            0.00             4,824.00
       67     Lucent Technologies, Inc.                                71.8125            0.16             4,811.44
       80     Lycos, Inc.                                              60.2500            0.00             4,820.00
       56     Microsoft Corporation                                    86.0625            0.00             4,819.50
       80     MindSpring Enterprises, Inc.                             62.2500            0.00             4,980.00
      170     MMC Networks, Inc.                                       28.0000            0.00             4,760.00
       71     Network Associates, Inc.                                 67.4375            0.00             4,788.06
      116     Network Solutions, Inc.                                  40.3750            0.00             4,683.50
      190     Pegasus Systems, Inc.                                    24.2500            0.00             4,607.50
      121     Qwest Communications International, Inc.                 39.3750            0.00             4,764.38
       58     Sanmina Corporation                                      82.5000            0.00             4,785.00
      143     SportsLine USA, Inc.                                     32.0000            0.00             4,576.00
       69     Tellabs, Inc.                                            70.7500            0.00             4,881.75
      155     THINK New Ideas, Inc.                                    30.0000            0.00             4,650.00
       86     Uniphase Corporation                                     55.0625            0.00             4,735.38
      227     USWeb Corporation                                        20.8750            0.00             4,738.63
       92     Vitesse Semiconductor Corporation                        50.7500            0.00             4,669.00
      109     WorldCom, Inc.                                           44.1250            0.00             4,809.63
       41     Yahoo! Inc.                                             116.5625            0.00             4,779.06
----------                                                                                         ----------------
    3,217                                                                                          $     147,454.98
==========                                                                                         ================
Telecommunications Trust, Series 2
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 100)
as of the Initial Date of Deposit:  May 19, 1998
-------------------------------------------------------------------------------------------------------------------
                                                                                 Estimated
                                                                                 Annual           Cost of
Number                                                          Market Value     Dividends        Securities
of Shares     Name of Issuer (1)                                per Share (2)    per Share (2)    to Trust (2)
----------    --------------------------------------------     ---------------  --------------   ------------------
       75     AirTouch Communications, Inc.                     $      49.7500    $       0.00     $       3,731.25
      170     Ameritech Corporation                                    43.8125            1.20             7,448.13
       90     Alltel Corporation                                       40.7500            1.16             3,667.50
      131     AT&T Corporation                                         56.6250            1.32             7,417.88
       82     Bell Atlantic Corporation                                90.5000            3.08             7,421.00
      111     BellSouth Corporation                                    67.6875            1.44             7,513.31
  +    36     British Telecommunications Plc.                         102.7500            3.38             3,699.00
       80     Century Telephone Enterprises, Inc.                      46.2500            0.26             3,700.00
  +   103     China Telecom (Hong Kong) Ltd.                           36.0625            2.24             3,714.44
  +   164     Compania de Telecommunicaciones de Chile S.A.            22.1875            0.68             3,638.75
       97     COMSAT Corporation                                       37.7500            0.20             3,661.75
  +   142     Deutsche Telekom                                         26.0000            0.00             3,692.00
  +    69     France Telecom S.A.                                      52.8750            0.00             3,648.38
      126     GTE Corporation                                          58.7500            1.88             7,402.50
  +   198     Hong Kong Telecommunications, Ltd.                       18.7500            1.04             3,712.50
       50     Intermedia Communications, Inc.                          74.0000            0.00             3,700.00
  +    68     KPNNV                                                    54.4375            1.30             3,701.75
      141     Nextel Communications, Inc.                              25.9375            0.00             3,657.19
  +   141     Philippine Long Distance Telephone Company               26.1875            0.09             3,692.44
  +    71     Portugal Telecom S.A.                                    51.8750            0.79             3,683.13
  +   550     PTTelekomunikasi Indonesia                                6.6250            0.00             3,643.75
      196     SBC Communication, Inc.                                  38.0000            0.94             7,448.00
      104     Sprint Corporation                                       73.8750            1.00             7,683.00
  +    83     Tele Danmark A/S                                         44.3750            1.14             3,683.13
  +    33     Telecomunicacoes Brasileiras S/A - Telebras             108.0625            1.94             3,566.06
  +   103     Telecom Corporation of New Zealand Ltd.                  36.2500            2.08             3,733.75
  +    51     Telecom Italia SpA                                       72.8125            0.00             3,713.44
  +   104     Telefonica de Argentina S.A.                             34.6875            1.15             3,607.50
  +    27     Telefonica de Espana                                    136.2500            1.69             3,678.75
  +   173     Telefonica del Peru S.A.                                 21.0625            0.00             3,643.81
  +    73     Telefonos de Mexico S.A.                                 50.4375            1.63             3,681.94
      147     U.S. West Communications Group                           50.3750            2.14             7,405.13
----------                                                                                         ----------------
    3,789                                                                                          $     147,991.16
==========                                                                                         ================

Health Care &Pharmaceuticals Trust, Series 2
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 100)
as of the Initial Date of Deposit:  May 19, 1998
-------------------------------------------------------------------------------------------------------------------
                                                                                 Estimated
                                                                                 Annual           Cost of
Number                                                          Market Value     Dividends        Securities
of Shares     Name of Issuer (1)                                per Share (2)    per Share (2)    to Trust (2)
----------    --------------------------------------------     ---------------  --------------   ------------------
      153     American Home Products Corporation                $      49.2500    $       0.86     $       7,535.25
       99     Abbott Laboratories                                      75.5000            1.20             7,474.50
      148     Bausch and Lomb, Inc.                                    49.5000            1.04             7,326.00
      133     Baxter International, Inc.                               55.9375            1.16             7,439.69
`     109     Becton, Dickinson and Company                            68.8125            0.58             7,500.56
      109     Boston Scientific Corporation                            68.8750            0.00             7,507.38
       68     Bristol-Myers Squibb Company                            109.1250            1.56             7,420.50
      265     Dura Pharmaceuticals, Inc.                               28.2500            0.00             7,486.25
      261     ESC Medical Systems Ltd.                                 28.8750            0.00             7,536.38
      190     Integrated Health Services, Inc.                         38.6250            0.02             7,338.75
      105     Johnson & Johnson                                        71.0000            1.00             7,455.00
       95     Lincare Holdings, Inc.                                   77.7500            0.00             7,386.25
       63     Merck & Co., Inc.                                       119.8125            1.80             7,548.19
      180     Pharmacia & Upjohn, Inc.                                 40.9375            1.08             7,368.75
      254     Quorum Health Group, Inc.                                29.0625            0.00             7,381.88
      203     Tenet Healthcare Corporation                             36.1250            0.00             7,333.38
      107     United Healthcare Corporation                            69.2500            0.03             7,409.75
      216     United States Surgical Corporation                       33.6875            0.16             7,276.50
       39     Warner-Lambert Company                                  194.0625            1.92             7,568.44
      104     Wellpoint Health Networks, Inc.                          69.8125            0.00             7,260.50

----------                                                                                         ----------------
    2,901                                                                                          $     148,553.90
==========                                                                                         ================

Utility Trust, Series 2
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 100)
as of the Initial Date of Deposit:  May 19, 1998
-------------------------------------------------------------------------------------------------------------------
                                                                                 Estimated
                                                                                 Annual           Cost of
Number                                                          Market Value     Dividends        Securities
of Shares     Name of Issuer (1)                                per Share (2)    per Share (2)    to Trust (2)
----------    --------------------------------------------     ---------------  --------------   ------------------
      123     American Electric Power Company, Inc.             $      46.1250    $       2.40     $       5,673.38
       85     BellSouth Corporation                                    67.6875            1.44             5,753.44
       95     Cablevision Systems Corporation                          59.1250            0.00             5,616.88
      140     Carolina Power & Light Company                           40.8125            1.94             5,713.75
      173     Cinergy Corporation                                      32.5000            1.80             5,622.50
      136     CMS Energy Corporation                                   41.2500            1.20             5,610.00
      131     Consolidated Edison, Inc.                                43.3750            2.12             5,682.13
      123     Cox Communications, Inc.                                 46.0625            0.00             5,665.69
      102     Duke Energy Corporation                                  55.8125            2.20             5,692.88
      203     Edison International                                     28.3125            1.04             5,747.44
      112     Enron Corporation                                        51.3750            0.95             5,754.00
       97     GTE Corporation                                          58.7500            1.88             5,698.75
      207     Houston Industries, Inc.                                 27.6250            1.50             5,718.38
      202     Illinova Corporation                                     28.0625            1.24             5,668.63
      138     IPALCO Enterprises, Inc.                                 42.1875            1.10             5,821.88
      125     New Century Energies, Inc.                               45.6250            2.32             5,703.13
      220     NIPSCO Industries, Inc.                                  26.0625            0.96             5,733.75
      104     Northern States Power Company                            55.3125            2.82             5,752.50
      129     Pinnacle West Capital Corporation                        44.3750            1.20             5,724.38
      223     Southern Company                                         25.6875            1.34             5,728.31
       80     Sprint Corporation                                       73.8750            1.00             5,910.00
      158     Tele-Communication, Inc.                                 36.1250            0.00             5,707.75
      148     Texas Utilities Company                                  38.6875            2.20             5,725.75
      168     Unicom Corporation                                       33.7500            1.60             5,670.00
      185     The Williams Companies, Inc.                             31.0625            0.60             5,746.56
      130     WorldCom, Inc.                                           44.1250            0.00             5,736.25
----------                                                                                         ----------------
    3,737                                                                                          $     148,578.11
==========                                                                                         ================

   NOTES TO PORTFOLIOS
(1) All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on May 18, 1998 and are expected to settle on May 21, 1998. (see "The Trust").
(2) The market value of each of the Equity Securities is based on the closing sale price of each listed Security on the applicable exchange, or on the asked price if not so listed, on the day prior to the Initial Date of Deposit. Estimated annual dividends are based on the most recently declared dividends. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                              Aggregate      Aggregate Bid
                                                        Profit (Loss) To      Estimated        Price of
                                        Cost To Sponsor      Sponsor      Annual Dividends    Securities
                                        --------------   --------------    --------------   --------------
 Internet Trust                        $       147,298   $           157  $            11   $       146,829
 Telecommunications Trust              $       148,075   $           (84) $         3,154   $       147,967
 Health Care & Pharmaceuticals Trust   $       148,570   $           (16) $         1,269   $       148,444
 Utility Trust                         $       148,578   $            --  $         4,912   $       148,560

   A security marked by "+" indicates an American Depositary Receipt or New York
Share.
                -------------------------------------------------

   An affiliate of the Sponsor may have participated as issuer, sole underwriter, managing underwriter or member of an underwriting syndicate in a public offering of one or more of the stocks in the Trusts. An affiliate of the Sponsor may serve as a specialist in the stocks in the Trusts on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where such stocks are listed. An officer, director or employee of the Sponsor or an affiliate may be an officer or director of one or more of the issuers of the stocks in the Trusts. An affiliate of the Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any stocks or options relating thereto. The Sponsor, its affiliates, directors, elected officers and employee benefit programs may have either a long or short position in any stock or option of the issuers.


No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.


--------------------------------------------------
TABLE OF CONTENTS
--------------------------------------------------

          Title                               Page
          -----                               ----
Summary of Essential Financial Information..     3
The Trusts..................................     6
Objectives and Securities Selection.........     7
Trust Portfolios............................     9
Risk Factors................................    19
Federal Taxation............................    25
Trust Operating Expenses....................    30
Public Offering.............................    31
Rights of Unitholders.......................    36
Trust Administration........................    41
Other Matters...............................    45
Report of Independent Certified Public
      Accountants...........................    46
Statements of Condition ....................    47
Portfolios..................................    48
Notes to Portfolios.........................    52




--------------
This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statement and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

------------------
When Units of the Trusts are no longer available, or for investors who will reinvest into subsequent series of the Trusts, this When Units of the Trusts are no longer available, or for investors who will reinvest into subsequent series of the Trusts, this Prospectus may be used as a preliminary prospectus for a future series, in which case investors would note the following:

Information contained herein is subject to completion or amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


         PROSPECTUS


--------------------------------------------------------------------------------


             May 19, 1998

          Van Kampen
          American Capital
          Equity Opportunity
          Trust, Series 100


          Internet Trust, Series 10

          Telecommunications
          Trust, Series 2

          Health Care &
          Pharmaceuticals Trust,
          Series 2

          Utility Trust, Series 2





          ------ A Wealth of Knowledge oA Knowledge of Wealthsm ------
                          VAN KAMPEN AMERICAN CAPITAL



                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056

               Please retain this Prospectus for future reference.

                     CONTENTS OF REGISTRATION STATEMENT

This Amendment No. 1 of Registration Statement comprises the following papers and documents:


         The facing sheet
         The Cross-Reference Sheet
         The Prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

1.1 Copy of Trust Agreement.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to the Federal Income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

4.1 Consent of Interactive Data Corporation.

4.2 Consent of Independent Certified Public Accountants.

EX-27Financial Data Schedules.

                                   SIGNATURES

         The Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 100, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7 and Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14 and Series 57 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 100 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 19th day of May, 1998.

     Van Kampen American Capital Equity Opportunity Trust, Series 100 By Van
                   Kampen American Capital Distributors, Inc.


                               By GINA M. COSTELLO
                                  Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below on May 19, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

          SIGNATURE                             TITLE

Don G. Powell                       Chairman and Chief Executive              )
                                       Officer                                )

John H. Zimmerman                   President and Chief Operating             )
                                       Officer                                )

Ronald A. Nyberg                    Executive Vice President and              )
                                      General Counsel                         )

William R. Rybak                    Executive Vice President and              )
                                       Chief Financial Officer                )

                               GINA M. COSTELLO
                               (Attorney-in-fact*)
--------------------------------------------------------------------------------
         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) and Van Kampen American Capital Equity Opportunity Trust, Series 87 (File No. 333-44581) and the same are hereby incorporated herein by this reference.